FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 30, 2003

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Financial Statements and Summary of Events

as of September 30, 2003

Independent Public Accountant´s Review Report

SUMMARY OF EVENT FIR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003

(not covered by the auditor report)

MACROECONOMIC OVERVIEW – 2003 Third Quarter

International Scenario

The third quarter of 2003 was characterized by a modest but general improvement in growth prospects for the world’s largest economies. This process is led again by the United States where maintenance of a loose monetary policy in addition to major tax cuts resulted in a significant upturn in consumption. Market optimism is reflected in the positive trend displayed by the main stock exchange indexes though no great progress is observed in the labor market.

The Euro zone has also shown some signs of greater dynamism but its growth is still modest in absolute terms, especially due to the low performance of its largest economies (France and Germany). In this scenario of relative stagnation, some countries failed to comply with the strict requirements provided under the Stability and Growth Agreement regarding fiscal deficit but no severe penalties are expected to be imposed. In addition, attempts are being made to reform pension systems in order to limit future deficits. The European Central Bank kept the interest rate unchanged in spite of the Euro’s strengthening and low inflation rates.

The well-paced growth of Asian economies continues. The United States recovery led to improved  prospects for Asian countries’ exports. After showing unexpected strength during several months, there were signs of a slowdown in the Japanese economy and the Yen significantly appreciated. Several Asian countries, especially China, resisted all attempts by the United States to make them revalue their currencies against the US dollar through active intervention of their central banks.

Oil prices remained high and even exceeded U$S30 per barrel in July and August though the OPEC continued to produce above its quota. During such period demand was steady and stocks could not be rebuilt. Prices started to fall only in September as demand slowed down but the unexpected decision by the OPEC to cut crude oil production by 900.000 bbl/d from November to enable Iraq to ramp up production and thus prevent a possible oversupply in 2004, resulted in a new increase in crude oil prices late in the quarter.

Argentina

A robust recovery in the activity level continued throughout the third quarter, with very good performance of private consumption and investments. Along these lines, labor market indicators also improved. The Government took measures to support recovery, mainly focused on small and medium sized companies and exports.

The price level remained stable and the temporary increase in the exchange rate was subsequently reversed during negotiations with the IMF. The Central Bank successfully encouraged a fall in interest rates and extension of maturities. The decline in credits to the private sector was halted though no clear signs of recovery are observed.

The balance of trade showed a strong surplus in spite of the significant increase in imports. The rise in exports is mainly attributable to higher foreign prices while the relevant growth rate shows clear signs of a slowdown in August. In the international field and within the framework of the WTO, as member of the G-20 group, Argentina insistently demanded elimination of farming subsidies granted by developed countries.

After intense negotiations, the Government reached a long-term agreement with the IMF that will enable it to refinance debt maturities with international agencies over the next three years and has already started to negotiate with private creditors the restructuring of defaulted debt. The sharp debt reduction (75%) proposed by the Ministry of Economy was strongly opposed by creditors. Tax revenues showed a good performance during the quarter recording a primary surplus.

Latin America

In Venezuela, taking advantage of the country risk decline below 800 basis points, improved credit rating and international market liquidity, the Government continued to successfully place dollar-denominated securities and this led to an improvement in the external debt profile. The fiscal situation, however, is not good and the internal debt increases at the pace of the government spending expansion, generating a high interest expense. On account of the deficit anticipated for 2004 – approximately 10% of the GDP-, the Government assumes it will have to depreciate the Bolívar to allow for the financing of government accounts.

In Brazil, the country risk improvement, the significant primary surplus and international markets liquidity enabled the Government to place the remaining bonds necessary to cover the year’s issue program at increasingly lower rates. This improvement resulted in a significant exchange rate appreciation since the beginning of the year. On the other hand, the foreign sector performance was excellent and the trade balance is estimated to exceed US$20,000 MM this year, fully offsetting lower income from direct foreign investments. In spite of that, the Government had to lower rates even further and took actions to boost domestic demand aimed at a recovery in activity levels which were adversely affected by the high rates effective in the first semester. In spite of these good indicators, the low economic growth level does not allow to dilute the heavy public debt exceeding 57% of the GDP. Pension and tax system reforms, currently in the Senate, are subject to negotiations among governors and legislators. Approval of these reforms is of the essence for the Government, both as a test of political support and as a way to provide sustainability to fiscal accounts.

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

Three-month period ended September 30, 2003 compared to the three-month period ended September 30, 2002.

 Figures for 2002 quarter, presented for comparative purposes, were restated in constant currency as of February 28, 2003 in compliance with the professional accounting standards. The price index applicable for restatement of financial statements and for measuring results in constant currency is a general wholesale price index and therefore does not reflect any specific variation in the price of products and services sold by the Company and which represent the Company’s core business. Consequently, in an inflation-adjusted accounting model, variations in gains (losses) for both periods include positive or negative price variations in real terms subject to the fact that variations in specific indexes, including applicable exchange rates, may be higher or lower than the general price variation.

The table below shows the Company’s results of operations for the three-month periods ended September 30, 2003 and 2002.

-

Net income: Net income for 2003 third quarter accounted for a P$109 million gain compared to a P$6 million loss in the same quarter of 2002. This positive variation is attributable to the following: (i) a P$58 million increase in exploitation income, mainly resulting from 29% and 8% rises in sales volumes of electric power and refinery products, respectively, a 34% increase in the price of energy generated and higher margins for the refining business, (ii) a P$134 million drop in financial income (expense) and holding gains (losses), mainly attributable to losses in 2002 quarter resulting from de-pesification of the debt related to the acquisition of a 10% interest in Distrilec Inversora S.A. In contrast, net income for 2003 quarter was affected by a P$102 million drop in equity in earnings of affiliates compared to the same quarter of previous year.

Net sales: In 2003 quarter net sales increased to P$1,317 million or 2.9% from P$1,280 million in the same period of previous year. The 2002 quarter includes P$28 million attributable to sales from the farming and forestry activities and P$11 million attributable to Conuar sales, which assets were divested during 2002 fiscal year. Excluding these effects, sales increased P$76 million or 6.1%. Such increase results from P$20 million and P$19 million rises in the refining and electricity businesses, respectively. These effects are offset by a P$37 million drop in sales for the Oil and Gas Exploration and Production business segment.

Gross Profit: Gross profit for 2003 quarter increased to P$491 million or 7.7% from P$456 million in 2002 quarter. The 2002 quarter includes P$10 million from the farming and forestry activities and Conuar. Excluding such item, gross profit increased P$45 million, with increases of P$36 million and P$29 million in the electricity and refining businesses, respectively. In contrast, gross profit for the Petrochemical business segment dropped P$17 million.

Administrative and selling expenses: Administrative and selling expenses dropped to P$133 million or 8.3% from P$145 million in 2002 quarter, mainly due to the effect of the lower dollar price on the expenses incurred abroad in terms of dollars and reduced expenses in Argentina in terms of pesos.

Other exploitation expenses, net: In 2003 quarter exploitation expenses increased to P$19 million from P$13 million, mainly due to commercial and labor contingencies.

Exploitation income: Exploitation income increased to P$336 million or 20.8% from P$278 million in 2002 quarter. Exploitation income for each business segment for 2003 and 2002 third quarters is broken down as follows:

Equity in earnings of affiliates: Equity in earnings of affiliates declined to P$24 million from P$126 million in 2002 quarter, mainly attributable to significant income from exposure to inflation in 2002 quarter.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) declined to P$194 million from P$328 million in 2002 quarter. Such reduction is mainly attributable to (i) a P$286 million loss in 2002 quarter attributable to the de-pesification of the debt related to acquisition of a 10% interest in Distrilec Inversora S.A and (ii) a P$74 million drop in net interest expense to P$104 million from P$178 million, boosted by a 37% peso appreciation in 2002 quarter and a 5.8% drop in average dollar-denominated indebtedness. In contrast, the impact of the performance of the exchange rate and inflation rates on the Company’s net borrowing position resulted in a P$203 million gain in 2002 quarter compared to a P$45 million loss in 2003 resulting from the peso devaluation.

In addition, income from measurement of derivative instruments accounted for as non-hedge instruments recorded P$46 million and P$36 million losses in both periods, respectively.

Other expenses, net: Other expenses, net for 2003 and 2002 quarters totaled P$56 million and P$75 million, respectively.  In both periods, estimated future contingencies related to compliance with the crude oil transportation contract subscribed with OCP accounted for P$44 million and P$22 million losses, respectively. In addition, losses in 2002 quarter were attributable to: (i) P$119 million and P$38 million impairment charges for the Forestry business and the San Carlos Area, respectively and (ii) a P$13 million reserve on the book value of loans granted to hydrocarbon production joint ventures in Venezuela. In contrast, and partially offsetting such effects P$122 million and P$27 million gains were recorded for the sale of Cerro Vanguardia S.A and Pecom Agropecuaria S.A., respectively.

Oil and Gas Exploration and Production

Exploitation income: Exploitation income for the Oil and Gas Exploration and Production business segment increased to P$252 million or 16.1% in 2003 third quarter from P$217 million in 2002 third quarter. Such rise mainly derived from a significant reduction in exploration expenses and other exploitation  income recorded during 2003 third quarter.

The table below shows the Company’s exploitation  income for the Oil and Gas E&P business segment:

Net sales: Net sales for 2003 third quarter decreased to P$677 or 5.1% from P$714 million in 2002 third quarter as a result of a drop in oil and gas sales volumes.

The drop in sales volumes is in line with the restrictive investment policy implemented in 2002. Though such policy proved to be effective in 2002 context to protect operating cash flow, it delayed the development of hydrocarbon projects with a partial offsetting of the natural fields decline. Combined oil and gas daily sales volumes declined to 161.1 thousand barrels of oil equivalent or 8.5% in 2003 third quarter from 176 thousand barrels of oil equivalent. Oil sales volumes dropped to 115.6 thousand barrels per day or 4.5% in 2003 third quarter from 121.1 thousand barrels per day in the same period of 2002. Gas sales volumes dropped to 272.7 million cubic feet per day or 17.3% in 2003 third quarter from 329.9 million cubic feet per day in 2002 third quarter.

During 2003 third quarter, including the effects of hedging transactions and the tax on exports, the average crude oil price slightly decreased to P$57.5 per barrel or 0.3% from P$57.7 per barrel in 2002 quarter. The average crude oil sales price for 2003 third quarter was particularly affected by a 37% appreciation of the peso against the US dollar which had a negative impact on dollar-denominated flows from foreign operations and exports. Such effect was mostly offset by a 6.7% increase in the WTI to US$ 30.2 per barrel.

The crude oil hedging policy accounted for P$18 million and P$110 million opportunity costs in both periods, respectively. Reduced losses recorded in the period under review mainly reflect: (i) the qualitative change in the hedging strategy. In such respect, hedging during this period has a more flexible option contracts structure allowing to capitalize on price increases. Conversely, in 2002 quarter hedging instruments mainly included Swap agreements; and (ii) new accounting standards effective in 2003 which limit qualification of derivative instruments as hedge instruments. In such respect, in the period under review, swaptions agreements in the amount of 10,000 bbl/d are not accounted for as hedge instruments and their results were recorded in the “Financial Income (Expense) and Holding Gains (losses)” item.

Taxes on exports in Argentina accounted for P$15 million and P$29 million lower revenues in 2003 and 2002 quarters, respectively.

Argentina

In Argentina, sales decreased to P$380 million or 12% from P$432 million in 2002 quarter due to a 15.4% decline in sales volumes of oil equivalent to 89.5 thousand boe from 105.8 thousand boe in 2002 quarter as a consequence of the mature fields decline derived from investment cuts in 2002. In turn, the sale of Catriel Oeste area in August 2003 resulted in reduced oil deliveries in the amount of 1.2 thousand barrels per day. Oil sales volumes dropped 12.1% to 55.4 thousand barrels per day in 2003 third quarter. Daily gas sales volumes decreased 20.1% to 205 million cubic feet.

Sales price per barrel of oil remained unchanged, amounting to P$67.1 per barrel in both periods. The drop resulting from the peso appreciation was offset by the change in the hedging policy and by the WTI increase. Tax on exports accounted for P$15 million and P$28 million lower revenues in 2003 and 2002 quarters, respectively.

Sales price of gas increased to P$2.09 per thousand cubic feet or 14.2% from P$1.83 per thousand cubic feet. This increase results from a retroactive change in internal transfer prices charged to the electricity business effected during 2003 quarter.

Outside of Argentina

Combined sales of oil and gas outside of Argentina increased to P$297 million or 5.3% in the period under review from P$282 in 2002 quarter. Total oil and gas sales volumes increased to 71.5 thousand boe/d or 1.8% mainly due to the start up of operations at Block 18 in Ecuador. The average sales price of oil per barrel rose to P$48.7 or 2.6% from P$47.5 in 2002 quarter, mainly as a consequence of an increase in its international reference price and the beforementioned qualitative change in the hedging strategy.

Venezuela

Oil and gas sales in Venezuela dropped to P$146 million or 7% in 2003 third quarter from P$157 million in 2002 quarter. The average oil sales price per barrel increased to P$36.6 or 0.3% in 2003 third quarter from P$36.5 in 2002 quarter. The drop resulting from the peso appreciation was offset by the change in the hedging policy and the WTI increase.

Daily sales volumes of oil equivalent dropped to 46 thousand barrels or 8.2% in 2003 third quarter compared to 50.1 thousand barrels in 2002 quarter as a consequence of the natural fields decline derived from the restrictive investment policy mentioned above.

Bolivia

Oil and gas sales in Bolivia slightly increased to P$27 million or 3.8% in 2003 third quarter from P$26 million in the same period of previous year. Combined daily oil and gas sales volumes increased to 7.4 thousand boe or 1.4% in 2003 quarter from 7.3 thousand boe in 2002 quarter. The sales price of gas slightly decreased to P$5.43 per thousand cubic feet from P$5.44 per thousand cubic feet in the same period of previous year.

Peru

Oil and gas sales in Peru decreased to P$91 million or 8% in 2003 third quarter from P$99 million in 2002 quarter. The sales price dropped to P$78.4 per barrel or 11.3% from P$88.4 per barrel in the same period of previous year as a consequence of the peso appreciation partly offset by the change in the hedging policy.

Oil and gas daily deliveries increased to 13.4 thousand boe/d or 4.5% compared to 12.8 thousand boe/d, as a consequence of the improved well productivity resulting from work over tasks.

Ecuador

Oil sales in Ecuador increased to P$31 million in 2003 third quarter while no significant sales were recorded in the same period of previous year. The approval of the Development Plan for Block 18 was effected in 2002 fourth quarter. Daily crude oil sales volumes in 2003 third quarter, net of the Government’s interest, rose to 4.8 thousand barrels per day at a price of P$72.6 per barrel.

Gross profit: Gross profit for this business segment increased to P$302 million or 1% in 2003 third quarter from P$299 million in 2002 quarter. Gross margin on sales rose to 44.6% in 2003 third quarter from 41.9% in 2002 quarter. Such increase in margins is attributable to increased costs in the same period of previous year as a consequence of retroactive adjustments made on account of rate renegotiation with service suppliers.

Administrative and selling expenses: Administrative and selling expenses decreased to P$44 million in 2003 quarter from P$45 million in 2002 quarter.

Exploration expenses: Exploration expenses totaled P$3 million in 2003 third quarter compared to P$20 million in 2002 quarter, in which period drilling activities were completed at Mashansha (Lote 35, Peru) and Chontayacu (Block 18) wells that did not prove to be successful.

Other exploitation  income: Other exploitation  income for 2003 third quarter accounted for a P$3 million loss compared to a P$17 million loss in 2002 quarter, which period includes a provision for environmental remediation.

Hydrocarbon Marketing and Transportation

Exploitation  income: Exploitation  income for the Hydrocarbon Marketing and Transportation business segment totaled P$3 million and P$2 million in 2003 and 2002 third quarters, respectively.

Exploitation  income for this business segment is broken down as follows:

The Company’s own operations include oil, gas and LPG brokerage services. Sales revenues significantly increased to P$18 million in the period under review from P$3 million as the Company closed specific oil transactions taking advantage of logistics comparative advantages. Gross profit totaled P$2 million in 2003 third quarter.

Other exploitation  income: As regards advisory services provided to TGS’s technical operator, the Company posted P$2 million and P$3 million gains in 2003 and 2002 quarters, respectively.

Refining

Exploitation income: Exploitation income for the Refining business segment totaled P$23 million in 2003 third quarter compared to a P$4 million loss in 2002 quarter, boosted by a recovery in the business contribution margins.

Gross profit: Gross profit increased P$29 million to P$39 million in 2003 third quarter from P$10 million. Gross margin on sales increased to 12.7% in 2003 third quarter from 3.5% in 2002 quarter mainly as a consequence of the combined effect of increased sales volumes and improved operational competitiveness resulting from lower costs. In such respect, in 2003 third quarter the average crude oil price decreased 11.4%. The average cost of operations in 2003 third quarter evidences the application of Resolution 85/03 whereby refineries committed themselves to reflect a reference crude oil price of US$28.5 per barrel in the prices offered by them to the domestic market.

However, such drop in costs was not fully reflected in contribution margins since sales prices dropped an average of 4% with 23% and 10% drops in benzene and heavy products, respectively.  The price of such products, which is in line with its international reference price, was adversely affected by the peso appreciation. Conversely, and partially offsetting such drop, sales prices of gasoline and diesel oil increased 6% and 5%, respectively.

In line with the strategy designed to maximize product contribution margins implying the optimization of crude oil processed, crude oil volumes processed increased 2.8% to 33,133 bbl/d in 2003 third quarter in comparison to the same period of the previous year.

Net sales: Net sales of refinery products increased 7% to P$306 million in 2003 third quarter from P$286 million in the same period of previous year, mainly boosted by an increase in sales volumes of 11% or 47 thousand cubic meters compared to the same period of previous year, proportionally distributed between the domestic and export markets, partially offset by the average 4% drop in sales prices mentioned above.

Sales volumes in Argentina rose an average of 8%, with increases of 96%, 216%, 5% and 24% for paraffins, asphalts, diesel oil and heavy products, respectively. With respect to asphalts, the increase was determined by the upturn of the road asphalt market and by some specific works, such as the construction of the Rosario-Victoria bridge. Regarding heavy products, the demand by power generating companies using such products increased. The diesel oil market recorded a 2.7% increase and the company’s market share rose to 4.7% in 2003 third quarter from 4.5% in 2002 quarter, due to a recovery in sales to the wholesale market. Conversely, drops of 28% in gasoline, 24% in benzene and 36% in aromatics were recorded. The gasoline market recorded a 7.1% drop attributable to increased consumption of substitute fuels such as CNG which rose 29% in such period.

Export volumes increased an average of 19%, mainly boosted by higher exports of diesel oil to Paraguay, by-products of the reformer process, asphalts and aromatics, offset by lower heavy product exports.

Administrative and selling expenses: Administrative and selling expenses increased to P$15 million from P$12 million due to increased freight costs related to the rise in sales volumes and higher fixed costs associated with the increase in the number of gas stations.

Other exploitation  income: Other exploitation  income accounted for P$1 million and P$2 million losses for 2003 and 2002 third quarters, respectively, attributable to the underabsorption of fixed costs in relation to crude oil volumes processed.

Petrochemicals

Exploitation income: Exploitation income for the Petrochemicals business segment decreased to P$62 million or 26.2% in 2003 third quarter from P$84 million in 2002 quarter, mainly due to reduced margins as a result of the behavior of macroeconomic variables in both quarters and, to a lesser extent, to the effect of higher costs of supplies in the fertilizers business.

Gross profi: Gross profit dropped to P$92 million or 15.6% in 2003 third quarter from P$109 million in 2002 quarter. Gross margin on sales decreased to 26.3% from 31.2% as a result of the impact of the peso appreciation on sales prices which went up along with dollar-denominated reference prices. The peso appreciation effect is mitigated by the increase in international reference prices. In addition, in 2003 resale fertilizers have a greater incidence due to restrictions on imports in 2002, with higher costs.

Net sales: Net sales totaled P$350 million and P$349 million in 2003 and 2002 third quarters, respectively. The sales price drop was mitigated by increased sales volumes.

In Argentina, styrenic sales rose to P$121 million or 10% from P$110 million due to a 23% increase in sales volumes (18% for exports and 27.4% for the domestic market), offset by reduced prices (27% and 6% for styrene and polystyrene, respectively) attributable to the dollar depreciation partially offset by 3% and 9% increases in international reference prices, respectively.

Styrene sales volumes increased 98% due to a sharp increase in exports particularly to Chile and other markets. Domestic market sales increased 16% reflecting the market recovery.

Polystyrene sales volumes (crystal, high impact and bi-oriented polystyrene) increased 13% in 2003 third quarter compared to 2002 quarter. Crystal and high impact polystyrene sales volumes rose 18% in the domestic market mainly due to the import substitution process and market recovery, since as a consequence of the crisis substitutes of lower quality and cost were used in food packaging and containers in 2002 third quarter. Export volumes remained unchanged. Bops (bi-oriented polystyrene) sales volumes increased 31% as a consequence of increased exports to the European market and the USA (34%).

Although synthetic rubber total sales volumes remained unchanged compared to 2002, average sales prices increased 10% in 2003 third quarter.

Fertilizers sales rose to P$102 million or 3% from P$99 million mainly due to a 33% increase in sales volumes, mainly liquid fertilizers produced by the Company and resale products. Such increase is attributable to (i) a strong recovery in the farming industry which boosted a wider use of fertilizers and (ii) restructuring of the trade strategy implying extension of the sales area. This effect was partially offset by a 22% average drop in sales prices as a consequence of the effect of the peso appreciation mentioned above offset by a 50% increase in international prices compared to 2002.

Innova sales for 2003 third quarter decreased to P$128 million or 11.7% from P$145 million as a consequence of reduced sales prices resulting from the impact of the peso appreciation. Styrene and polystyrene average sales prices dropped 24% and 5%, respectively. In the period under review, and reflecting the recovery in Brazil, the demand in the Brazilian market recovered significantly compared to the second quarter of 2003.

Styrene sales volumes increased 5% and polystyrene sales volumes dropped 4% compared to 2002 quarter.

Other exploitation  income: other exploitation  income accounted for a P$1 million loss in 2003 quarter compared to a P$3 million gain in the same period of previous year. The variation is attributable to income recorded in 2002 from the execution of contractual guarantees for loss of profit derived from a plant shutdown exceeding the guaranteed term.

Electricity

Exploitation  income: Exploitation  income for the Electricity business segment rose P$35 million to P$43 million in 2003 third quarter from P$8 million in 2002 quarter. Higher prices of energy generated resulted in increased operations profitability.

Exploitation  income for this business segment is broken down as follows:

Electricity Generation

Net sales: Net sales of electricity generation increased to P$80 million or 73.9% from P$46 million in 2002 quarter as a consequence of the combined effect of increased electricity sales prices and higher sales volumes.

The increase in energy sales prices was mainly attributable to the following: (a) the effect of the following regulatory changes: (i) during the 2003 April/October period, collection of additional energy income for guaranteed supply to the electricity market, with higher sales (P$10 million) in 2003 third quarter and (ii) increased power price; (b) energy deliveries by less efficient machines at higher market prices as a result of reduced gas supply during 2003 quarter as a consequence of lower temperatures and increased gas consumption by industries. The latter circumstance did not affect Genelba Power Plant operations given its gas supply contract modality;  and (c) an 11% increase in market demand attributable to a higher industrial activity level.

Net sales attributable to Genelba Power Plant in 2003 third quarter increased to P$66 million or 78.4% from P$37 million. The average monomic price of energy and power delivered increased to P$47.6 per MWh or 38% from P$34.5 per MWh, reflecting the above mentioned effects. In 2003 third quarter energy delivered increased to 1,392 GWh or 28.7% from 1,082 GWh in 2002 quarter as a consequence of the abovementioned increase in demand and Genelba’s improved positioning regarding dispatch to the network vis-à-vis its competitors, with a plant factor increase from 61.4% in 2002 quarter to 89.6% in 2003 quarter. The Genelba Power Plant availability factor was 99.8% in 2003 third quarter and 94.7% in 2002 quarter, that evidences the excellent technical conditions of the equipment.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex increased to P$13 million in 2003 quarter compared to P$8 million in the same period of previous year. The average monomic price of energy and power delivered increased to P$30.9 per MWh or 25.6% in 2003 quarter from P$24.6 per MWh in 2002 quarter. Energy delivered by Pichi Picún Leufú increased to 406 GWh or 31% in 2003 quarter from 310 GWh in 2002 quarter, as a result of the increase in the demand for electric power that was supplied with the  consequent reduction in the dam storage level.

Gross profit:  Gross profit for the generation business totaled P$39 million in 2003 quarter and P$4 million in 2002 quarter, mainly as a result of higher sales prices and generation volumes. Gross margin on sales increased to 49% in 2003 quarter from 9% in 2002 quarter, mainly boosted by increased prices.

Other exploitation  income: Income from advisory services provided to Edesur S.A.’s technical operator totaled P$4 million and P$5 million in 2003 and 2002 quarters, respectively.

Equity in Earnings of Affiliates

Equity in earnings of affiliates decreased to P$24 million in 2003 quarter from P$126 million in 2002 quarter. In 2003 third quarter, equity in earnings of CIESA/TGS and Citelec recorded P$13 million gains, respectively, showing a significant drop compared to P$103 million in the same period of 2002. In 2003, the company’s equity interest in CIESA/TGS and Citelec is valued up to its recoverable value. As of September 30, 2003, impairment charges are provided in the amount of P$156 million and P$41 million, respectively. Equity in earnings of EBR recorded a P$2 million loss in the period under review compared to a P$10 million gain in the same period of previous year. This drop was mainly attributable to changes introduced in the industry regulatory framework which significantly limited the refining margin.

CIESA/TGS

Equity in earnings of CIESA and TGS recorded a P$8 million gain in 2003 third quarter, showing a significant drop compared to P$40 million in 2002 quarter. The Company’s share in the results of CIESA/TGS accounted for a P$52 million loss in 2003 quarter which was offset by a P$60 million positive variation in recoverable value. In 2003 quarter, exploitation  income increased to P$108 or 30.3% boosted by a rise in income from the liquids processing segment capitalizing on increased sales prices, while financial income (expense) and holding gains (losses) recorded a P$210 million loss mainly derived from the peso devaluation. Exploitation  income for 2002 quarter was mainly attributable to income from exposure to inflation generated on the significant net borrowing monetary positions of such companies.

CITELEC

Equity in earnings of Citelec dropped to P$5 million in 2003 third quarter compared to P$63 million in the same period of previous year. The Company’s share in the results of Citelec accounted for a P$26 million loss in 2003 quarter which was offset by a P$31 million positive variation in the recoverable value. Exploitation  income for 2003 quarter declined to P$10 million or 41.2% while financial income (expense) and holding gains (losses) accounted for a P$87 million loss, primarily derived from the peso devaluation. Exploitation  income for 2002 quarter was mainly attributable to income from exposure to inflation generated on its borrowing monetary position.

Future Outlook

In the next quarter we will continue to evaluate all our assets with a view to consolidating the Company’s portfolio in assets regarded as having the greatest potential and highest profitability.

As regards the Oil and Gas Production and Exploration activities, the Company plans to increase production levels at an average of 170 thousand boe/d. Such increase would be mainly recorded in Venezuela, reflecting drilling investments made. In Argentina a slight drop is anticipated as a result of the continuous decline in some fields. As regards Peru and Bolivia, no significant changes are expected.

Current trends are expected to be maintained in the Refining business segment, with a diesel oil market that will keep a recovery pace as a result of the good performance of the farming sector and a weakened gasoline market as a consequence of an increased use of substitute fuels (CNG). The refinery will continue exploitation  at almost its maximum capacity in order to supply export markets and diesel oil sales to other local oil companies.

Regarding the Petrochemicals business segment, styrenics are expected to have a low price scenario given the poor international demand. However, the Brazilian market is expected to consolidate the recovery evidenced in 2003 third quarter. With respect to fertilizers, a consumption reduction in the nitrogenous fertilizer local market in addition to a possible decline in current international high prices of urea are expected by the end of the year, and this will have an impact on current contribution margins.

As regards the Electricity business, a scenario with higher energy prices is foreseen for 2003 fourth quarter, since a water supply lower than the average supply is expected. In addition, demand for energy is estimated to continue growing.

Investments for 2003 fourth quarter would total approximately US$ 110 million and be basically focused on oil and gas activities, especially in Argentina and Venezuela.

In the field of utility companies, the Board of Directors of such companies will continue to work in two fronts: with national authorities in order to achieve a reasonable and fair recovery in rates and with financial creditors in order to restructure their debts extending short term maturities and simultaneously align any cash flow required for debt repayment with estimated cash flow from operations.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for the nine-month periods ended September 30, 2002, 2001 and 2000 should be read together with the financial statements attached hereto and does not have the retroactive effect under the new professional accounting standards.

LISTED PRICE OF PETROBRAS ENERGIA´S SHARE

PETROBRAS ENERGIA’S STATISTICAL DATA

| | Nine-months period ended | | | | |
|---|---|---|---|---|---|
| | 09-30-03 | 09-30-02 | 09-30-01 | 09-30-00 | 09-30-99 |
| **Crude oil sales** (thousands of barrels) | | | | | |
| Argentina | 14,885 | 16,557 | 18,181 | 13,572 | 14,046 |
| Venezuela | 10,315 | 13,168 | 10,161 | 9,639 | 8,692 |
| Peru | 3,210 | 3,048 | 3,154 | 3,361 | 3,585 |
| Bolivia | 366 | 370 | 393 | 302 | 116 |
| Ecuador | 933 | - | - | - | - |
| **Total** | 29,709 | 33,143 | 31,889 | 26,874 | 26,439 |
| **Natural gas sales** (thousands of cubic feets) | | | | | |
| Argentina | 57,782 | 73,326 | 78,281 | 45,128 | 44,072 |
| Venezuela | 5,388 | 7,217 | 5,344 | 3,469 | 1,376 |
| Peru | 2,245 | 2,297 | 2,283 | 2,293 | 2,004 |
| Bolivia | 10,419 | 9,931 | 10,415 | 6,792 | 5,165 |
| **Total** | 75,835 | 92,770 | 96,322 | 57,682 | 52,617 |
| **Petrochemical sales** (tons) | | | | | |
| Fertilizerx | 366,156 | 250,423 | 338,066 | 325,746 | 343,860 |
| SBR | 42,456 | 36,775 | 36,840 | 40,258 | 42,710 |
| Styrene | 98,079 | 90,126 | 76,492 | 74,386 | 33,770 |
| Propylene | 18,938 | 16,258 | 18,400 | 13,589 | - |
| Polystyrene | 106,337 | 114,142 | 113,797 | 66,165 | 55,472 |
| **Refining products sales** (tons) | | | | | |
| Aromatics | 41,277 | 44,519 | 49,965 | 37,343 | 60,120 |
| Bencen | 35,985 | 34,068 | 35,724 | 23,773 | 36,556 |
| Gasoline | 82,333 | 92,545 | 92,531 | 104,638 | 57,494 |
| Gas Oil | 626,327 | 460,905 | 561,618 | 521,092 | 650,344 |
| Other middle distillates | 9,496 | 10,086 | 20,533 | 26,305 | 48,995 |
| Asfalts | 56,972 | 27,168 | 62,763 | 42,326 | 59,517 |
| Paraffins (tons) | 97,392 | 100,686 | 78,050 | 74,856 | - |
| Reformer plant products (tons) | 55,401 | 48,649 | 52,301 | 43,059 | - |
| Other heavy products | 325,405 | 295,454 | 215,037 | 185,224 | 273,787 |
| **Electric generation** (gwh) | | | | | |
| Energy produced | 3,944 | 3,990 | 3,550 | 3,843 | 3,197 |
| Contracted sales | 1,207 | 1,605 | 823 | 863 | 1,420 |
| Spot sales | 3,206 | 2,805 | 3,132 | 3,108 | 1,819 |
| **Total sales** | 4,413 | 4,410 | 3,955 | 3,971 | 3,239 |

Oscar Vicente Director	Alberto Guimarães Director

INDEPENDENT PUBLIC ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of

Petrobras Energía Participaciones S.A. (formerly Perez Companc S.A.):

1.

We have made a limited review of the accompanying consolidated balance sheet of Petrobras Energía Participaciones S.A. (an Argentine Corporation) and its subsidiaries as of September 30, 2003, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the nine-month period then ended.  These consolidated financial statements are the responsibility of the Company’s management.

2.

We have not performed a limited review of the financial statements of Distrilec Inversora S.A. as of September 30, 2003, whose balances represent 11% of assets, 11% of liabilities, 9% of net sales, and 4% of pre-tax income of the Company's respective total consolidated as of September 30, 2003, and for the nine-month period then ended.  We have also not made a limited review of the financial statements as of September 30, 2003 of the affiliates Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A. and Transportadora de Gas del Sur S.A. whose balances of investment and equity in earnings are Argentine pesos 290,000,000 and Argentine pesos 132,000,000, respectively. These financial statements were reviewed by other auditors whose reports have been furnished to us.

3.

We conducted our review in accordance with auditing standards generally accepted in Argentina for the review of financial statements for interim periods.  A review of interim financial information consists principally of applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

4.

The accompanying consolidated financial statements as of September 30, 2003 are presented in conformity with accounting principles generally accepted in Argentina.  Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Argentina, do not conform with accounting principles generally accepted in the United States of America.  The effects of the differences between accounting principles generally accepted in Argentina and the accounting principles generally accepted in the United States of America have not been quantified.

5.

The reports of other auditors described in paragraph 2 state that Empresa Distribuidora Sur S.A. (Edesur), a subsidiary of Distrilec Inversora S.A., due to the measures taken by the Argentine Government, has its rates denominated in Argentine pesos meanwhile a significant portion of its debt is denominated in U.S. dollars. The report of the auditor of Distrilec Inversora S.A. also states that the renegotiation of the Concession Contracts and debt restructuring are currently pending. The other auditors' reports of the affiliates Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A. and Transportadora de Gas del Sur S.A. include uncertainties as a result of a) debt restructuring, b) recoverability of the book value of non-current assets, c) renegotiation of License and Concession Contracts and d) the ability of such companies to continue operating as going concerns. The financial statements of the above mentioned affiliates and the accompanying consolidated financial statements do not include the adjustments, if any, that might result from the outcome of these uncertainties and the negotiations mentioned above.

6.

As described in note 2 to the consolidated financial statements, the Company has not consolidated proportionally the investment in the affiliate Compañía de Inversiones de Energía S.A. as required by regulations of the National Securities Commission and accounting principles generally accepted in the City of Buenos Aires, Argentina. The Company holds a 50% interest in Compañía de Inversiones de Energía S.A. whose consolidated assets, liabilities, net sales and pre-tax income, amounted Argentine pesos 5,397,451,000, Argentine pesos 4,036,402,000, Argentine pesos 665,347,000 and Argentine pesos 193,579,000, respectively. The effects of such matter in the financial position as of September 30, 2003 and results of operations for the nine-month period then ended have not been quantified by the Company.

7.

As described in note 3 to the consolidated financial statements, in accordance with the regulations of the National Securities Commission, the Company has not recognized the effects of the variations in the purchasing power of the Argentine Peso as from March 1, 2003, as required by accounting principles generally accepted in the City of Buenos Aires, Argentina. The effects of such matter in the financial position as of September 30, 2003 and results of operations for the nine-month period then ended have not been quantified by the Company.

8.

As described in note 3 to the consolidated financial statements, in accordance with the regulations of the National Securities Commission, the Company has recorded its deferred tax assets and liabilities at their nominal values. The accounting principles generally accepted in the City of Buenos Aires, Argentina, establish that such assets and liabilities must be booked at their discounted values. The effects of such matter in the financial position as of September 30, 2003 and results of operations for the nine-month period then ended have not been quantified by the Company.

9.

Based on our review and on the other auditors' reports mentioned in paragraph 2, except for the effect of not consolidating proportionally the investment mentioned in paragraph 6, we are not aware of any material modifications that should be made to the consolidated financial statements mentioned in paragraph 1 for them to be in conformity with the Business Association Law and the pertinent regulations of the National Securities Commission, and except for the effect of the matters discussed in paragraphs 6, 7 and 8 with accounting principles generally accepted in the City of Buenos Aires, Argentina. This statement should be read taking into account the uncertainties described in paragraph 5, which outcome is uncertain at the date of this report.

10.

Regarding the balance sheet of Petrobras Energía Participaciones S.A. as of December 31, 2002, and its statements of income, changes in shareholders’ equity, and cash flows for the nine-month period ended September 30, 2002, presented for comparative purposes, we further report that:

a)

On March 11, 2003, we issued an audit report on the consolidated financial statements of Petrobras Energía Participaciones S.A. as of December 31, 2002, which included a qualification related to an uncertainty as to the ultimate realization of the investments in its affiliates Compañía de Inversiones de Energía S.A., Transportadora de Gas del Sur S.A., Compañía Inversora en Transmisión Eléctrica Citelec S.A., and Hidroneuquén S.A. in the amount of approximately Argentine pesos 175,000,000. Such financial statements include the effects of the accounting changes mentioned in note 3 to the consolidated financial statements but they do not consider the effects of the variations in the purchasing power of the Argentine Peso as from March 1, 2003.  We have not audited any financial statement as of any date or for any period subsequent to December 31, 2002.

b)

On November 5, 2002, we issued a limited review report on the financial statements of Petrobras Energía Participaciones S.A. for the nine-month period ended September 30, 2002, which included a scope limitation since a limited review of the affiliates Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A., Transportadora de Gas del Sur S.A., Enron de Inversiones de Energía S.C.A. and Empresa Boliviana de Refinación had not been performed. The equity in losses balances of these companies for the nine-month period ended September 30, 2002, amounted Argentine pesos 695,000,000.  The consolidated financial statements of Petrobras Energía Participaciones S.A. for the nine-month period ended September 30, 2002 include the accounting changes mentioned in note 3 to the consolidated financial statements but do not include the effects of the variations in the purchasing power of the Argentine Peso as from March 1, 2003.

Buenos Aires, Argentina

November 10, 2003	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. Vol.1 - F°13
DANIEL G. MINENNA Partner C.P.A. Buenos Aires University C.P.C.E.C.A.B.A. Vol.175 - F°221

**PETROBRAS ENERGÍA PARTICIPACIONES S.A. AND SUBSIDIARIES**

**CONSOLIDATED STATEMENTS OF INCOME**

| | 2003 | 2002 |
|---|---|---|
| Net sales | 3,660 | 3,855 |
| Costs of sales (Note 23.b) | (2,269) | (2,461) |
| Gross profit | 1,391 | 1,394 |
| Administrative and selling expenses (Note 23.d) | (389) | (449) |
| Exploration expenses (Note 23.d) | (19) | (33) |
| Other exploitation expenses, net (Note 17.c) | (30) | (24) |
| Exploitation income | 953 | 888 |
| Equity in earnings of affiliates (Note 9.b) | 173 | (626) |
| Financial income (expense) and holding gains (losses), net | | |
| Generated by assets (Note 12) | (68) | 3,964 |
| Generated by liabilities (Note 12) | (214) | (5,666) |
| Other expenses, net (Note 17.d) | (169) | (35) |
| Income (loss) before income tax and minority interest in subsidiaries | 675 | (1,475) |
| Income tax provision | (137) | (29) |
| Minority interest in subsidiaries | (14) | 22 |
| Net income (loss) | 524 | (1,482) |
| Earnings (losses) per share (Note 4.l) - Stated in Argentine pesos | 0.247 | (0.698) |

The accompanying notes are an integral part of these consolidated financial statements.

| | 2003 | 2002 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | 79 | 93 |
| Investments (Note 9.a) | 733 | 664 |
| Trade receivables | 708 | 784 |
| Other receivables (Note 17.a) | 594 | 734 |
| Inventories (Note 8) | 349 | 356 |
| Other asset | 119 | 178 |
| Total current assets | 2,582 | 2,809 |
| **NONCURRENT ASSETS** | | |
| Trade receivables | 21 | 21 |
| Other receivables (Note 17.a) | 70 | 220 |
| Inventories (Note 8) | 63 | 39 |
| Investments (Note 9.a) | 1,267 | 1,103 |
| Property, plant and equipment (Note 23.a) | 9,577 | 10,433 |
| Other assets | 18 | 24 |
| Total noncurrent assets | 11,016 | 11,840 |
| Total assets | 13,598 | 14,649 |
| **CURRENT LIABILITIES** | | |
| Accounts payable | 680 | 667 |
| Short-term debt (Note 12) | 1,329 | 1,543 |
| Payroll and social security taxes | 88 | 76 |
| Taxes payable | 108 | 133 |
| Reserves (Note 14.f) | 37 | 28 |
| Other liabilities (Note 17.b) | 385 | 344 |
| Total current liabilities | 2,627 | 2,791 |
| **NONCURRENT LIABILITIES** | | |
| Accounts payable | 5 | 9 |
| Long-term debt (Note 12) | 4,985 | 6,130 |
| Payroll and social security taxes | 25 | 25 |
| Taxes payable | 2 | 120 |
| Other liabilities (Note 17.b) | 318 | 496 |
| Reserves (Note 14.f) | 214 | 86 |
| Total noncurrent liabilities | 5,549 | 6,866 |
| Total liabilities | 8,176 | 9,657 |
| **TRANSITORY DIFFERENCES** | | |
| Measurement of derivative financial instruments designated as effective hedge | (32) | - |
| Foreign currency translation | (57) | - |
| Total transitory differences | (89) | - |
| **MINORITY INTEREST IN SUBSIDIARIES** | 551 | 556 |
| **SHAREHOLDERS' EQUITY** (Per respective statements) | 4,960 | 4,436 |
| | 13,598 | 14,649 |

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE  NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003

(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)

1.

Business of the Company and change of corporate name

Petrobras Energía Participaciones S.A. is an integrated energy company, focused on oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarboons. It has business in Argentina, Bolivia, Brazil, Ecuador, Peru and Venezuela. Petrobras Energía Participaciones has a significant share of the regional energetic market.

The Company’s Special and Regular Shareholders’ Meeting held on April 4, 2003, approved the change of corporate name from Perez Companc S.A. to Petrobras Energía Participaciones S.A. This change in corporate name remained subject to the Comisión Nacional de Defensa de la Competencia (CNDC, Argentine anti-trust authorties) approving the transaction whereby Petrobras Participacoes SL purchased stock representing a majority interest in the Company.

In addition, the Regular and Special Shareholders’ Meeting of Petrobras Energía S.A. held on April 4, 2003, approved the change of corporate name from Pecom Energia S.A. to Petrobras Energía S.A, also subject to the approval mentioned above.

The CNDC approved the transaction on May 13, 2003. Pursuant to this resolution, Petrobras Energía undertook to divest of all of its equity interest in Transener S.A., in accordance with Law No. 24,065 that provides the Electric Power Regulatory Framework; such process is subject to supervision by the ENRE and the approval of the Federal Department of Energy. There is not period established to disinvest.

On July 4, 2003, the IGJ (regulatory agency of business associations) granted its approval for and registered both changes of corporate name, which were also approved by the CNV on June 9, 2003.

2.

Basis of presentation

Petrobras Energía Participaciones S.A. consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“Comisión Nacional de Valores” or “CNV”) and except for the matters described in Note 3, with Accounting Principles Generaly Accepted in Buenos Aires City, Argentina (“Argentine GAAP”).

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolutions No. 4 and 19 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Participaciones“ or “The Company”) has consolidated line by line its financial statements with the financial statements of the companies over which Petrobras Participaciones exercises exclusive or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flow of such subsidiaries, reflecting separately all minority interests in the subsidiaries. Related  party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the subsidiary under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the subsidiary’s assets, liabilities, income (loss) and cash flows. Related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the controlling company.

The data about the companies over which the Company exercises control, joint control or significant influence are disclosed in Note 23.e).

 Companies under joint control includes the interests in Distrilec Inversora S.A., Compañía de Inversiones de Energía S.A. and Compañía Inversora en Transmisión Eléctrica S.A. (“Citelec S.A.”). As of September 30, 2003, and 2002, and as of December 31, 2002, the Company consolidated proportionally line by line the assets, liabilities, income (loss) and cash flows of Distrilec Inversora S.A.  The Company has not consolidated proportionally the interests in: (i) Compañía de Inversiones de Energía S.A. due to the uncertainty over the evolution of its business (see Note 9.VI), and (ii) Citelec S.A. taking into account the intention to divest of such equity as stated by Petrobras Participaciones when 58,62% of the shares in the Company were transferred to Petrobras. In order to preserve the information’s homogeneity, the Company did not consolidate proportionally line by line, in its comparative financial statements, the assets, liabilities, income (loss) and cash flows of Citelec S.A.

b) Foreing Currency translation

The Company applies the translation method established by Technical Resolution no. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated” to the Company’s transactions in Argentina.  Such transactions are not an extension of the Company’s transactions due to, among others, the following reasons:

a)

transactions with the Company are not a high proportion of the entity’s activities abroad;

b)

activities of foreign business are partially financed with funds from its own transactions and with local loans;

c)

sales, workforce, materials and other costs of goods and services related to transactions abroad are settled mainly in a currency other than the currency of the investor’s financial statements; and

d)

Company’s cash flows are independent from the day-to-day activities of the foreign business and are not directly affected by the size or frequency of the activities of foreign business.

Upon applying the translation method, first the foreign transaction are remeasured into US dollars (functional currency for such transactions), as follows:

•

Assets and liabilities stated at current value are converted at the closing exchange rates.

•

Assets and liabilities measured at historical values and the income (loss) are converted at historical exchange rates.

 After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

•

Assets and liabilities are translated by using the closing exchange rate.

•

Income (loss) is translated at the historical exchange rates.

•

The translation effect arising from the translation of the financial statements is disclosed in the “Transitory differences -foreign currency translation” account.

The above also applies to exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in the foreign entity.

c) Restatement in constant money

The Company discloses its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995.  As from September 1, 1995, under CNV General Resolution No. 272, the Company interrupted the use of such method maintaining the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended as from March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV required that the information related to the financial statements to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement in constant pesos method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences mentioned in note 4.o), which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Federal Executive issued Executive Order No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method is not in accordance with Argentine GAAP. and the Company has not quantified such effect. In the period between March to September 2003 deflation amounted to 2,1%.

Amounts as of December 31, 2002, and the income (loss) for the nine-month period ended September 30, 2002, disclosed for comparative purposes result from restating the amounts in the financial statements as of such date following the guidelines indicated in the paragraph above.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company´s interests in oil and gas involve exploration and production joint ventures and have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

3. New accounting standards

These financial statements have been prepared in accordance with professional Argentine GAAP. and the applicable CNV regulations, except for:

a) valuation of deferred tax at nominal value without applying any discounted values as required by CNV General Resolution No. 434.

b) the non recongnition of the restatement in constant money provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).

As from January 1, 2003, FACPCE Technical Resolutions Nos. 16, 17, 18, 19, and 20, approved as amended by the CPCECABA  and adopted by the CNV through its General Resolution No. 434. These new technical resolutions are a consequence of the process whereby Argentine professional accounting standards are being made consistent with the international accounting standards issued by the International Accounting Standards Committee (IASC); in addition, they provide clarification for certain issues which had not been provided for in past regulations.

The main changes included in the technical resolutions, that have resulted in significant effects on the Company’s financial statements, are: (i) guidelines regarding the recognition, measurement, and disclosure of derivatives and hedging transactions; (ii) amendment of the method to translate the financial statements of foreign subsidiaries stated in foreign currency; (iii) the mandatory requirement to apply the deferred tax method to recognize income tax; (iv) measurement of asset and liability amounts on discounted bases; (v) changes in the frequency and method to compare assets with the recoverable values thereof; (vi) incorporation of guidelines to assess whether certain transactions including financial instruments, irrevocable capital contributions and preferred stock, among others, should be classified as liabilities or shareholders’ equity; (vii) incorporation of new disclosure requirements including proportional consolidation of companies under joint control, change in the disclosure of direct sales revenues, information by segment, earnings per share, and the comparative information to be disclosed.

The Company amended the method used to recognize future estimated abandonment costs in oil & gas areas.  Consistently with SFAS 143 guidelines, such costs discounted at a rate estimated upon initial measurement are capitalized together with the assets from which they originate and are depreciated by the production units method. In addition, a liability is recognized on such account at the estimated value of the amounts payable discounted at a rate estimated in its initial measurement.

Adopting new accounting standards has resulted in income in the amount of 28 during the nine-months period ended September 30, 2003, and a 377 reduction to retained earnings at the beginning of the fiscal year, as disclosed below:

	Gains (losses)
	September 30, 2003	December 31, 2002

Derivatives financial instruments (1)	13	(417)
Foreign currency translation (2)	57	-
Future abandonment costs (3)	-	45
Labor costs	3	(24)
Effects on affiliates	-	(8)
Discounted effect of nominal values of assets and liabilities (4)	34	(4)
Deferred tax (5)	(79)	31
	28	(377)

(1) In the past, the fair value of such instruments was not booked but the related income (loss) was recorded in income when losses and/or gains occurred as a result of the hedged position.  Premiums paid were capitalized and amortized over the term of the option.

(2) In the past, gains (losses) on foreign currency translation were charged to income.

(3) In the past, these costs were accrued at nominal value and charged as a higher depreciation using the production units method.

(4) Calculated as provided for in CPCECABA Resolution MD No. 32/2002.

(5) In the past, the Company estimated income tax applying the effective rate on taxable income for the period regardless of any temporary differences between book and taxable income.

As established in the new accounting standards, there are certain transition regulations enabling to apply prospectively the valuation and disclosure method incorporated thereto.  The transition standards applied by the Company, affecting the comparability of the financial statements, are:

a) The new methods for translating the financial statements of foreign subsidiaries stated in foreign currency were not applied retroactively.

b) The beginning balances resulting from the recognition, measurement, and booking of financial instruments qualified as effective hedge were not corrected.

4. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements have been as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each period, including accrued interest, if applicable. The summary of accounts denominated in foreign currency is disclosed in Note 23.c).

b) Inventories:

Crude oil stock: at reproduction cost.

Materials: of high-turnover, at replacement cost; low-turnover, at the last purchase price, restated in constant money, according to Note 2.c).

Work in progress and finished products relating to refining, petrochemical and electricity activities: at replacement or reproduction cost, as applicable proportional in the case of goods in process according to the degree of process of the related good.

The carrying amount of these assets, does not exceed their recoverable value.

c) Investments:

Listed shares and government securities:

-

Available for sale: at market value at the end of each period, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the “Financial income (expense) and holding gains (losses)” account.

-

Held to maturity: at original value increased based on its internal rate of return at acquisition. Interest gain is credited to income on accrual basis.

Under the government-securities voluntary conversion system provided by Federal Executive Decree No. 1387/01, the Company volunteered to swap provincial and federal government securities for secured loans for a carrying value of 7 and a market value of 3. Executive Decree 1579/02 established the issuance of secured bonds, with final maturity date in 2018, monthly payable as from 2005. The principal balance shall be adjusted by the Benchmark Stabilization Coefficient (CER), accruing interest at an annual 2% fixed rate. Foreign currency liabilities of the federal, provincial and municipal public sector effective as of February 3, 2002, whose applicable law is only Argentine law, shall be translated into pesos at the exchange rate of 1.40 pesos per US dollar and adjusted by CER, plus an annual 2% interest rate.

In addition, as of September 30, 2003, the Company carries other securities with a market value that increased to 1, while their book value amounted to 2.

Certificates of deposit and loans to affiliates over which significance influence is exercised: at face value plus accrued interest.

Unlisted Government securities: at the original value increased based on the internal rate of return at acquisition limited by the recoverable value.

Tax credit certificates: at the estimated value based on the application of the certificates to the payment of federal taxes.

Investments in mutual funds: at market prices at the end of each period.

Shares — Participation in affiliates, in which the Company exercises significant influence:

By the equity method, following the procedure established by Technical Resolution No. 5 of the FACPCE. For the determination of the Company's equity in affiliates over which significance influence is excercised, the Company has used financial statements from affiliates, or the best available financial information.

For the determination of the Company's equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition and the holding of preferred stock and dividends by the affiliates. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money as shown in Note 2.c) to the consolidated financial statements.

d)  Trade receivables and payables:

Trade receivables and payables have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components.

Trade receivables include billed uncollected services and services rendered but not yet billed as of each period. The services rendered but not yet billed were estimated on the basis of series of actual historical data billings subsequent to each period. The total amount of receivables is net of an allowance for doubtful account, which is based on estimates of collection carried out by the subsidiary.

e)  Financial receivables and payables:

Financial receivables and payables have been valued according to the money paid and collected, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time.

f)  Other receivables and payables:

Other receivables and payables have been valued on the basis of the best possible estimate of the amount to be collected and paid, respectively, discounted in the relevant cases, using the estimated rate at the time of initial meassurement, except for the deferred tax assets and liabilities.  As established by CNV regulations, deferred tax assets and liabilities have not been discounted.  This criterion does not comply with accounting standards effective in the City of Buenos Aires, which required that such balances have to be discounted.

g)  Property, plant & equipment:

Property, plant & equipment, except as indicated below, have been valued at acquisition cost restated in constant money less related accumulated depreciation.  Property, plant & equipment related to foreign transactions were converted into US dollars since that is the functional currency for such transactions and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign transactions described in note 2.b).

Petrobras Participaciones uses the successful efforts method of accounting for its oil and gas exploration and production activities.

Exploration costs, excluding the costs of exploratory wells, are charged to expenses as incurred. Drilling costs of exploratory wells, including stratigraphic test wells, are capitalized pending determination of whether proved reserves exist which justify commercial development. If such reserves are not found, the drilling costs are charged to exploratory expense of the year. Drilling costs of productive wells and of dry holes drilled for development of oil and gas reserves are capitalized.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Mining property related to unproved reserves has been valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and abandonment costs discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method. Additionally, a liability is recognized for such costs at the estimated value of the amount payable, discounted at an estimated rate at the time of their initial measurement.

The Company estimates its reserves at least once a year. Total oil and gas reserves as of December 31, 2002 and 2001, were audited by Gaffney, Cline & Associates Inc., independent international technical and management advisors.

Oil and gas producing properties are regularly assessed for possible impairment on a field-by-field basis. Petrobras Participaciones reviews its long-lived assets periodically or on an exception basis, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. In these cases, Petrobras Participaciones compares expected undiscounted future cash flows at a producing field level to the capitalized cost of the asset net of depreciation. If the future undiscounted cash flows, based on market estimates of future crude oil and natural gas prices (including the effect of any hedge contract on estimated future sales), operating costs, future development costs and anticipated production from proved reserves (developed and undeveloped), are lower than the capitalized cost net of depreciation, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

Petrobras Participaciones's remaining property, plant & equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during such process.

The carrying value of property, plant & equipment, taken as hole, does not exceed its recoverable value.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in the plant's (or some other production asset's) capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

i) Income tax, tax on minimum presumed income, royalties and withholdings on export of hydrocarbons:

The Company and its affiliates estimate income tax on individual basis under the deferred tax method.

The deferred tax balance as of the end of each period has been determined on the basis of the temporary differences generated in certain items that have a different accounting and tax treatment.

To book such differences, the Company uses the liability method, which established the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax meassurement. Temporary differences determine the balance of tax assets and liabilities where its future reversal decreases or increases the taxes determined.  Where there are unused Tax loss carryforwards that may be offset against future taxable income, the Company will recognize a deferred tax asset, only to the extent that recovery of such asset is probable.

Deferred tax assets and liabilities have been valued at their nominal value, as established by CNV’s General Resolution No. 434.  The professional accounting standards effective in the City of Buenos Aires require that such nominal value be discounted at a current rate estimated as of each period-end.

The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year's taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the tax based on income in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

For the operations in Argentina, Venezuela, Brazil, Peru, Ecuador and Bolivia the income tax accrual was calculated at the tax rates of 35%, 34%, 34%, 30%, 25% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax and, a 34% income tax is levied on the dividends paid by Venezuelan companies, in event of income in excess of taxable income.

Law No. 25,239 and its Administrative Order No. 1037/2000 amended income tax law to establish, among other things, that shareholders residing in Argentina of companies organized or operating in countries with low or no-taxation with non-operating income exceeding 50% of net income, are to book accrued passive income such as interest, dividends, royalties, rents or other similar passive income to the fiscal year, although the income was not remitted or credited to any account. The Law and Administrative Order also establish that such companies shall not generate Argentine tax credits for the tax paid abroad.

Royalties are paid in Argentina, Peru and Bolivia for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12%, 24.5% and from 40% to 60%, respectively, of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. Royalties are charged to production costs in the Oil and gas royalties account (See Note 23.d). In Venezuela, for the Acema, Mata and La Concepción (Third Round) areas, 30% royalties are paid with respect to the excess production, calculated based on the crude wellhead estimated price. Under contractual terms, royalties of the Third Round areas are deducted from the sales price. In Ecuador, the explotation agreement for Block 18 provides for a schedule of differential royalties, that in the case of Pata field are applied over a production volume scale and for Palo Azul field, according to oil prices.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement, the Company pays hydroelectric royalties of 1% increasing at a rate of 1% per annum up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to the 0.5% of the same amount base for hydroelectric royalty calculation.

The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years, since March 1,2002. The rate of those withholdings is 5% for certain refined products and 20% for the crude oil.

j)  Liabilities for labor costs and commitments that generate losses:

Liabilities for labor costs are accrued in the periods in which the employees provide the services that trigger the consideration.

For purposes of determining the estimated cost of postretirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables.  The related liabilities accrued as of the beginning of the year have been allocated as an change to the balances as of the beginning of the year with the computation of adjustments to retained earnings.

k)  Contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Petrobras Participaciones's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but it cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities of an unusual nature which, in the judgment of management, may be of interest to the users of the financial statements.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 14.

l)  Earnings (losses) per share:

Earnings (losses) per share for the nine-month periods ended September 30, 2003, and 2002, were calculated on the basis of the number of outstanding shares in each period. Since the Company does not have preferred assets or convertible debt securities, the basic earnings (losses) per share is equal to the diluted earnings (losses) per share.

m)  Own stock held by subsidiaries:

It represents the acquisition of own stock held by Petrobras Energía, deducted from shareholders’ equity at acquisition cost and presented separately in the statement of changes in shareholders’ equity.

n)  Revenue recognition:

Revenues are recognized when products are shipped or services are rendered and the risk of loss has been transferred to the customer.

o)  Statement of income accounts:

Restated into constant money through the end of the period, according to Note 2.c), considering the following:

- Depreciation and consumption expenses related to non monetary assets were charged to income (losses) taking into account the restated costs of such assets.

- Financial income (expense) and holding gains (losses) are broken down as generated by assets and generated by liabilities.  “Financial (expense) income, net” discloses financial income and expenses, exchange differences and income (loss) from changes in the quotation of government securities and shares, at their restated nominal value, according to Note 2.c).  Additionally, it also discloses the effects of inflation of monetary assets and liabilities in the balance sheet.

As of September 30, 2002, “Financial income (expense) and holding gains (losses)” includes net income from conversion and translation on non monetary assets of foreign operation, in real terms.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of such date directly related to the acquisition, construction, or production of property, plant & equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard.  Direct financing shall mean that granted by the supplier of the goods, billed in foreign currency, or that obtained from financial institutions for identical purposes.  In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets.  The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing.

p)  Shareholders-equity accounts:

They were restated into constant money as of year-end, except for “Capital stock” that represents subscribed and paid-in capital.  The adjustment arising from the restatement into constant money is disclosed under “Adjustment to capital stock”.

q)  Hedging and other derivatives:

The Company uses various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates.

Such derivative instruments are designated as hedging specific exposures, highly correlated to the risk exposure in question and highly effective in offsetting changes in cash flows inherent to the covered risk.

The use of derivative financial instruments exposes the Company to credit risk. In addition, the Company uses strict policies for the approval of lines of credit, applies several procedures to evaluate these risks and seeks to reduce this credit exposure by means of the use of certain tools, such as anticipated collections or payment agreements for such operations and the offsetting of collections and payments.

Hedge of produced crude oil price

The Company, as a producer of crude oil, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative financial instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

The main conditions and terms by type of instrument as of September 30, 2003 are as follows:

(1)

Those transactions are producer collars, which establish coverage with a minimum price of US$ 20.40 and a maximum price of US$ 27.19.  Within such range, the price floats at market value.

(2)

Average price for the year includes premiums paid.

(3)

Purchased puts, which establish coverage with a minimum price of US$ 21.35.

(4)

Options on swaps exercised by the other party.

(5)

The transaction included herein are sold swaptions.

In addition to the coverage stated, in 2002 the Company has closed the position for 2003 for a total of 42,500 bbls/d, a volume that will be realized at market price with a discount of 1.11 US$/bbl.

During the period, the changes in “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” was:

As of September 30, 2002, the portion of hedged instruments booked represented decreased sales by 278.

Hedge of interest rates

The Company uses several derivative financial instruments to reduce certain exposures related to the volatility of interest rates.

As of September 30, 2003, the Company has an agreement for the purpose of hedging class “C” notes exposed to fluctuations with the LIBOR, fixing the rate at 7.93% per annual.

The amount charged to “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” as of the beginning of the year due to application of the new standard amounted to 42. The amount reversed from “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” and charged income for the period amounted to 16.

5. Accounting for derivative financial instruments

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement.

a)

Instruments that qualify for hedge accounting

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedge, are recognized under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge”, and any other change is recognized under financial income (expense) for the year.  Changes in the accounting measurement of derivate financial instruments recognized under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” are subsequently reclassified to income (loss) for the year or years in which the hedged item affects such results.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item.

Hedge accounting must cease for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to income in the case of (c).

According to the transitional rules established by Technical Resolution No. 20 of the FACPCE, in the comparative nine-month period as of September 30, 2002, and December 31, 2002, the current value of such instruments was not booked as assets or liabilities, whereas the related income (loss) was recognized symmetrically upon the occurrence of losses and/or income generated by the hedged position.  Premiums paid were booked as assets and are amortized over the term of the option.

b)

Instruments that do not qualify for hedge accounting

Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expense) and holding gains (losses)”.  The difference between the current value of such instruments and the previous value booked by the Company as of December 31, 2002, was charged to inappropriate retained earnings.

6. Oil and gas areas and participation in joint ventures

As of September 30, 2003, Petrobras Participaciones and its subsidiaries were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 23.f). As of that date, the aggregate joint ventures and consortia assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method are disclosed in Note 23.g).

The production areas in Argentina, Ecuador and Peru indicated in Note 23.f) are operated pursuant to concession production agreements with free crude oil availability. Those related to Venezuela are exploitation service agreements, in which Petróleos de Venezuela S.A. (“PDVSA”) owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production and will receive, upon expiration of the agreement term, the exclusive ownership of all operating facilities, property and equipment used by the joint ventures to perform the activities under the agreement.  In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) with free production availability.

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

As regards the Oritupano-Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$ 6.57 per barrel as of September 30, 2003, plus a capital fee for reimbursement of certain exploration and development investments. Under the terms of the service agreement executed with PDVSA, the total amount to be paid may not exceed approximately US$ 29.28 per barrel, variable according to a basket of oil market prices.

In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas are paid a fee for the operation services rendered, which covers the investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to the incremental production, that covers investments and production costs plus a gross profit up to a maximum tied to a basket of international oil prices.

Disvestments of equity in oil and gas areas

On August 2003, Petrobras Energía sold to Central International Corporation, Argentine Branch, the 85% interest over the rights and obligations on the concession of the Catriel Oeste area. Considering the transfer price agreed, of US$ 7 million, Petrobras Energía a loss of 27 disclosed under “Other expenses,  net”.

On June 2003, Petrobras Energía sold to Geodyne Energy Inc., Argentine branch, the 50% equity interest over the rights and obligations pertaining to the Faro Vírgenes concession area, recognizing a loss of 11, disclosed under “Other expenses, net”. This transaction shall be settled over a ten-year period, in quarterly installments, whose value in US dollars shall be determined as 8.8% of the total production of gas from the Faro Vírgenes area for each quarter.  Petrobras Energía has the option to receive such consideration directly in gas.

In October 2002, Petrobras Energía signed an association agreement with Teikoku Oil Co., Ltd., whereby it transferred 50% of its rights and obligations to exploit gas in exploratory areas in San Carlos and Tinaco, located in th State of Cojedes, Venezuela.  The participation assignment agreement provides the initial cash payment of US$ 1 million and a  subsequent disbursement of US$ 2 million, which shall finance the plan of exploratory investments of the Tinaco area, as regards geological studies, 2D seismic and evaluations and interpretation thereof.  Also if the development of those areas is agreed, Petrobras Energia will receive an additional payment of US$ 3 million.

Considering the recoverable value as of September 30, 2002, Petrobras Energía recognized a loss of 38, disclosed under “Other expenses, net”.

Investment commitments

Petrobras Energía operates oil and gas areas under several contractual arrangements that provide for minimum investment commitments for exploration and development of oil and gas fields. Total commitments as of September 30, 2003, are approximately US$ 10 million through 2005.

7. Credit risk

Petrobras Participaciones provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electric power generation companies, retail customers, natural gas distributors, electric power large users and power distribution companies, among others.

As a result of the business of Petrobras Participaciones and sale locations, the portfolio of receivables is well diversified, and such diversification makes the credit risk moderate. Thus, Petrobras Participaciones constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

Sales for the nine-month period ended September 30, 2003, were made mainly to Petrobras de Venezuela S.A., Petroperú Petróleos del  Perú S.A., Repsol - YPF Trading y Transporte S.A. and Glencone AG and represented about 12%, 8%, 6% and 5%, respectively, of sales for such period, before computing gain (loss) generated by derivative financial instruments and before deducting export duties.

Sales for the nine-month period ended September 30, 2002, were made mainly to Petroleo de Venezuela S.A., Petrobras Petróleos del  Perú S.A., Repsol - YPF Trading y Transporte S.A. and Petrobras and represented about 16%, 8%, 6% and 6%, respectively, of sales for such period, before computing gain (loss) generated by derivative financial instruments and before deducting export duties.

8. Inventories

9. Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and noncurrent investments, the equity in earnings of affiliates and dividends collected from affiliates as of September 30, 2003 and 2002, and for the nine-month periods then ended and December 31, 2002, are as follows:

a)

Investments

b)

Equity in earnings of affiliaties

c)  Dividends collected from affiliates

I.

Investment in companies over which joint control or significant influence is exercised and are subject to transfer restrictions:

a)  Distrilec Inversora S.A. (“Distrilec”):

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.  This bond in no way limits the exercise of financial and voting rights associated with the Edesur shares.

b)  Cía. de Inversiones de Energía S.A. (“CIESA”):

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell over 51% of its Class “A” shares representing 51% of CIESA¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

There are certain disagreements between the Company and the Enron Group, which jointly control CIESA, as to the actual occurrence of an event of “change of shareholders”.  Under the CIESA Shareholders’ Agreement, in the event of a change in the ultimate parent of a shareholder, such shareholder must offer its shares to the others.  Although from opposing standpoints, both companies interpret that such an event has taken place: the Company interprets it has occurred with the bankruptcy of the Enron Group, while the Enron Group interprets it has occurred upon the transfer of the shares of Petrobras Energía. In January 2003, the Company was notified by Enron’s legal counsel that such company would file arbitration proceedings in this regard.  As of the date of issuance of these financial statements, no new events were verified.

c)  Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”):

The Company may not modify or sell its equity interest in Citelec in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

Citelec is not permitted to modify its 65% equity interest in Compañía de Transporte de Energía en Alta Tensión Transener S.A. (“Transener”) nor sell its Class “A” shares representing 51% of Transener's capital stock, without prior approval by the ENRE.

Transener may not modify or sell its shareholding in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A., without prior approval by the ENRE.

d)  Yacylec S.A. (“Yacylec”):

Yacylec’s Class “A” shares will remain pledged during the term of the concession, as security for the compliance with the obligations undertaken under the concession agreement.  Any transfer of shares requires ENRE’s prior authorization.

II.

Enecor S.A.

For the entire term of the concession, the Class “A” shares in Enecor shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.   Prior authorization from the ENRE is required for any transfer of shares.

III.

Interest in Oleoducto de Crudos Pesados Ltd. (“OCP”) in Ecuador

OCP is a company organized to build and operate a heavy crude oil pipeline in Ecuador. The pipeline will have a transportation capacity of 450,000 barrels per day.

The total cost of the oil pipeline is estimated at about US$ 1.4 billion, which are financed by banks, including commercial loans and debt issuance at capital markets for an amount of US$ 900 million and capital contributions. The original budget for investing in OCP amounted to US$ 1.2 billion.  Due to the restrictions on Petrobras Energía to make capital expenditures, Petrobras Energía decided not to increase its ownership interest in increasing the investments to US$ 1.4 billion.  Therefore, the ownership interest decreased from 15% to 8.96%.

To secure compliance of the capital contribution commitments, and in its capacity as shareholders, and with the corresponding OCP’s financial obligations and Petrobras Energía  Ecuador commercial obligations,  as of September 30, 2003, Petrobras Energía hold letters of credit for a total amount of about US$ 200 million.

Regarding the future exploitation of Blocks 18 and 31, Petrobras Energía, through Petrobras Energía  Ecuador, has executed an agreement with OCP whereby it has obtained an oil transportation capacity of 80,000 barrels per day, for a term of 15 years as from commencement of OCP operations.  Petrobras Energía, as well as the remaining producers, shall pay a “ship or pay” fee that will cover, among others, OCP’s operating costs and financial services.

As a result of the delays in Block 31 development plan due to Petrobras Energía’s investment plan overall reduction, upon the beginning of the commercial operations of OCP, during certain time Petrobras Energía’s future oil production from blocks 18 and 31 may be lower than the transportation capacity agreed upon. Even in that situation, Petrobras Energía shall comply with its duties for the total oil volume agreed upon.

As of September 30, 2003, Petrobras Energía has expensed 173 representing contingent losses arising from the oil transportation contractual commitment of which 133 has been expensed in the nine-month period ended September 30, 2003. Among other things, the delay in block 31 development, the increase in crude oil prices together with the dilution of the equity interest in OCP and  the anticipation of the estimated date for commencement of operations in the oil pipeline, negatively affected in 2003.

.

The Company and Techint Internacional Construction Corp. (“Tenco”) signed an agreement to exercise call and put options, whereby Tenco grants the Company the irrevocable call option of shares and subordinated debt composing its 2.4% equity interest, whereas the Company granted Tenco the irrevocable option to require the purchase of shares and subordinated debt composing such equity interest.  Both options may be sold as from December 31, 2003, through December 31, 2004.  The option price shall be determined in terms of the total amount paid by Tenco, or on its behalf, plus accrued interest, considering for that purpose that Tenco’s put option rate will be 7.5% per annum and the Company’s call option rate will be 18% per annum.  Should the option be exercised by Tenco, the Company will pay nearly US$ 15 million.

IV.  Assets exchange

The Regular Shareholders’ Meeting held on April 3, 2002, approved an agreement with economic effects as from January 1, 2002, whereby:

i)

Petrobras Energía sold to IRHE (Argentine Branch) and GENTISUR S.A. (a company wholly owned by IRHE) its 50% equity interest in Pecom Agra S.A. in the amount of US$ 30 million, which represented a gain of 80.

ii)

IRHE (Argentine Branch) and GENTISUR S.A. transfered to Petrobras Energía:

-

0.75% interest in the Puesto Hernández joint venture in the amount of US$ 4.5 million;

-

7.5% interest in Citelec, in the amount of US$ 15 million;

-

9.187% interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Águila S.A. stock, in the amount of US$ 5.5 million.

The remaining balance, US$ 5 million, was settled through a document maturing in October 2002, which accrues interest at six-month LIBOR plus annual 3% spread.

V.Sale of companies

a) Desinvestment of farming, forestry and mining activity assets

The agreements made in relation to the transfer of the controlling shares of Petrobras Participaciones granted Petrobas an option, whereby if, within a 30-day term subsequent to the end of the purchase-sale of shares, Petrobras Energía would not have sold the assets related to agricultural, forestry and mining activities, Petrobras would be entitled to, but not required to, make the seller acquire those assets in an amount of US$ 190 million or, if any of those assets has been sold, the amount resulting from deducting from such addition, the price received in consideration of the sale made.

Under these agreements, during 2002 Petrobras Energía perfomed the following transactions:

-

In July 2002,  Petrobras Energia sold Anglogold its indirect ownership interest of 46.25% in Cerro Vanguardia S.A., and the assets associated therewith. The price of the transaction has been fixed at US$ 90 million.  The transaction represented a profit of 123.

-

In September 2002, Petrobras Energia sold Argentina Farmland Investors LLC the ownership interest representing 100% of the capital stock of Pecom Agropecuaria S.A. The price of the transaction totaled US$ 53 million, which implied a profit of 27.

-

In December 2002, it concluded the desinvestment of the operations that form part of the forestry business, which included the sale of the 100% shareholding in Pecom Forestal S.A., jointly with the ownership of forestry located in the Paraná delta region, to DRT Investments LLC. In addition, it transferred the going concern related to forestry related industrial activities in Misiones to Alto Paraná S.A. The performance of this operation is subject to the compliance with certain administrative conditions and procedures. The total price of the abovementioned transactions amounted to US$ 53.16 million, implying a 153 loss.

b) Sale of interest in Combustibles Nucleares Argentinos S.A. (CONUAR)

 In October 2002, the Company sold its 66.67% shareholding in CONUAR to Sudacia S.A., a company controled by the Perez Companc Family, including the 68% interest in Fabricación de Aleaciones Especiales S.A. The transaction price amounted to US$ 8 million, while no income (loss) was derived from such sale.

VI.  Situation of the interests in public utility companies

The new scenario after enactment of the Law on Public Emergency deeply changed the financial equation of public utility companies.  Particularly, the tremendous effect of the devaluation, within a context where revenues remained fixed, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply certain loan covenants.  This situation has extremely conditioned the financial ability to comply with obligations.

Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, following the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) utilities profitability.

To  allow  for  preserving  the  provision  of  public  services, and consistently the renegotiation process underway, the Executive Branch issued  Executive  Order  No.  146/03 authorizing to increase gas and electric  power  rates.  This  caused  a 10% increase for TGS, 9% for Edesur  and  22% for Transener. The increase in rates was objected by the ombudsman and consumer associations. On February 25, 2003, a trial  court issued an injunction and suspended the increase in rates authorized  by  Executive Order No. 146/03.

     On October 1, 2003, Argentine Congress passed a bill that established the extension to December 2004 of the term granted by the Federal Executive by virtue of Public Emergency Law to renegotiate the agreements executed with privatized public-service companies.  Such law also will allow the Federal Executive to fix public utilities rates until the completion of the renegotiation process.

It is not possible to foresee  the future development of the rate renegotiation process. In addition,  it  is not possible to guarantee that regulations will not be  changed  and  that  they  will  not have an adverse impact on the financial position and results of operations of such companies.

CIESA  and  Transener  have  already  declared their default and they intend  to  restructure  their  debt. On February 24, 2003,  TGS  began an overall restructuring process of US$ 1,027  million of outstanding financial payables, which represents almost all financial payables. The main purpose of this process is to reschedule payments of short-term debts, to modify certain financial restrictions included in loan agreements and to adjust the interest  rate  and  amortization period, so as to align the cash flows required to debt services, without requiring the reduction of its principal.

As proposed by TGS to its creditors, the restructuring agreement would be formalized through an out-of-court composition with creditors, - Acuerdo Preventivo Extrajudicial (“APE”) -  an institution recently introduced in Argentine legislation whereby the approval by two-thirds of creditors is required for court ratification. Due to TGS had not obtained the before mentioned majorities, as of May 14, 2003, TGS decided to withdraw such restructuring proposal and, simultaneously, announced that interest payments would be postponed. As of the date of issuance of these financial statement, TGS is negotiating with main creditors.

These  companies'  managements are implementing a course of action to reduce the adverse impact  generated  by  these circumstances. The Company  cannot guarantee the success in implementing it and whether, it will fulfill the proposed aims.  The impact generated  by  the  measures  adopted  by  the  Federal Government  on CIESA, TGS, Transener and Citelec financial statements was  recognized  based on the evaluations and estimations carried out by  the related managements. Actual future income (loss) could differ from the evaluations and estimations carried out, while such differences may be significant. Consequently, these companies' financial statements may not disclose all the adjustments that could derive from these circumstances.

As of September 30, 2003, the valuation of the interests in  CIESA, TGS and Citelec are valued at 56, 109 and 125, respectively. In the opinion of Company Management,  the book values of such equity interests do not exceed their recoverable values. The estimation of the respective recoverable values is subject to the significant uncertainties described, which affect the quality of the assumptions, estimations and evaluations inherent in such determination.  Consequently, in the current situation, the listed value of shares of stock is the most objective guideline for determining the net realizable value of such holdings. The reliability and the applicability of any values in use that might be determined become relative because of the prolongation of the uncertainties and the fact that, in projecting the future, multiple scenarios can be drawn up while the estimation of their respective probabilities is extremely subjective, a problem that extends to agreeing on the discount rate to be applied.

The valuation of the interest in CIESA, TGS and Citelec are, net of an allowance of 129, 27 and 41, respectively, to reduce the equity investment at its recoverable value.

10.  Impairment of assets

The Argentine peso devaluation, the enactment of Public Emergency Law and  the different events that took place caused a significant change in the Company's estimation of the future income (loss) evolution and the   flow   of   certain  businesses  and  assets.  Considering  the uncertainties  existing  with  respect  to the final breakdown of the economic and financial equation and their recoverability, during 2002 the Company adjusted  the  book  value  of  certain  investments to their related recoverable values, booking these allowances:

-

Gas areas in Argentina and shareholding in Hidroneuquén: Considering the significant adverse impact on gas and power local prices, and the limited possibilities of negotiating price increases within the context of Public Emergency Law, the Company adjusted the book value of certain investments in gas producing areas in Argentina and in Hidroneuquén to its recoverable value, booking 44 and 10 losses, respectively.

-

Argentine Government public securities: as a result of the Argentine Government declaration of its default on the payment of most its sovereign debt and the significant uncertainties over the Argentine economic scenario, as of September 30, 2003, the Company booked a valuation allowance for the notional value of Argentine External Bills in U.S. dollars, survey rate series 74, amounting to 16. As of December 31, 2002, the above mentioned allowance amounted 30. Applying a criterion of prudence, and recognizing the effects of applying Federal Executive Decree No. 1,264, which allows settling tax obligations with the principal coupons of such securities taken at nominal value, the Company reverses the allowance as and when the securities are actually applied.

-

Tax on minimum presumed income credit: considering the future income (loss) evolution estimations, the Company decided to expense the deferred balance.

11.  Pichi Picún Leufú Hydroelectric Complex (“the Complex”)

The Company, through Petrobras Energía, has a thirty-year concession for the generation of hydroelectric power in the Complex from August 1999.

To ensure completion of works within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25, to be taken out of a Unified Fund created by section 37 of Law No. 24,065. For the purpose of determining whether or not such amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market.

Such support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement such system, an Annual Monomial Support Price (AMSP) was set in the amounts of $/Kwh 0.021 and $/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, every year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during such year will be determined.

Owing to the depressed selling prices set for the energy generated by the Complex, and the prices estimated for the remaining term of the initial five-year period, and considering that the above support price system entails a profitability reassurance to make the investment practicable, as of September 30, 2003, the Company accrued an income of 15 of which corresponds 3 to the nine-month period ended on said date.

12.  Financing

The detail of debt as of September 30, 2003 and December 31, 2002, is as follows:

I.

Financial debt refinancing

 In the course of 2002, Petrobras Energía was able to restructure comprehensively a substantial portion of its financial debt.  This allowed it to align the principal amortization payments with the cash flows obtained from its operations, resulting in a manageable time frame for payments.

On June 10, 2002, Petrobras Energía made an offer to exchange four series of new corporate bonds for four series of existing notes, whose closing date was July 31, 2002.  Based on the bids received by the holders of corporate bonds, on August 1, 2002, Petrobras Energía issued Class F, G, H and I notes, with a face value of US$ 845.2 million.  Additionally, and in line with the exchange offer conditions, Petrobras Energía simultaneously paid US$ 70 million.  As a result of the exchange offer, the remaining outstanding amounts of corporate bonds swapped have been reduced to reflect the amounts not exchanged.

Subsequently, on October 4, 2002, Petrobras Energía issued Class J, K, L and M notes for US$ 599.4 million and other medium-term credit instruments for US$ 249.2 million, having simultaneously settled a debt of US$ 74 million.

Credit instruments issued replace short-term letters of credit, which cover the compliance with certain financial obligations related to hedge agreements of crude oil prices and the investment in OCP. Long-term letters of credit issued under this credit facility fall due annually, which may be automatically extended to successive annual periods, with maturity dates in December 2005, at the latest, for letters of credit related to crude oil derivative agreements, and October 2007, for obligations related to OCP. In case those letters of credit are not renewed on their related maturity dates, they shall be disbursed, in which case they will constitute new loans granted to the Company.

II.

Pecom Enegía’s Global Programs of nonconvertible notes

a) US$ 2.5 billion program

The Regular Shareholders’ Meeting held on April 8, 1998, approved the establishment of a global corporate bond program for up to a maximum principal amount outstanding at any time of US$ 1 billion or its equivalent in other currency.  Later, the Regular and Special Shareholders’ Meeting held on June 20, 2002, authorized the increase of the maximum program amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The Regular and Special Shareholders’ Meeting of Petrobras Energía held on July 8, 2003, extended the term of the Petrobras Energía Medium-Term Corporate Bonds Program for five years counted as from May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, and Certificate No. 290, dated July 3, 2002 and Certificate No. 296, dated September 16, 2003, of the CNV.

As of September 30, 2003, there remained outstanding the following classes of corporate bonds under the medium-term global program:

-

Class B, for US$ 5 million, payable in a single installment in May, 2006, at a 9% fixed annual rate.

-

Class C, for US$ 220 million, with the last maturity in July 2005, which will be amortized in quarterly installments as from 2004. Class C notes shall accrue interest at LIBOR plus 2.50% for the first year, 2.75% for the second year, and 3% for the third and fourth years. As to this transaction, the Company arranged an interest rate swap, fixing the annual interest rate at 7.93%. Should the Argentine Government impose restrictions on transfers of US dollars, the Company is entitled to meet the payment obligations arising from this transaction by delivering oil or a combination of US dollars and oil, at the Company’s choice.  In the event of payment being made in oil, the volume delivered to the holders of the securities shall be priced at the WTI spot price at the time; the guaranteed minimum price for such oil is 15 US$/bbl, and the volume shall not exceed 18.5 million barrels over the whole life of the agreement.  Deutsche Bank AG London undertook, if such conditions were verified, to buy such oil while guaranteeing holders of the securities full repayment of the debt.  In this connection, the Company executed a conditional call option that will trigger if and when the price of WTI drops below 15 US$/bbl.  As regards the Company’s exposure to the price of WTI, the effect of the above is economically and financially neutral.

-

Class F,  for a face value of US$ 64.4 million maturing in August 2005, at a 7,875% annual rate.

-

Class G, for a face value of US$ 250 million maturing in January 2007 at a 9% annual rate.

-

Class H, for a face value of US$ 181.5 million maturing in May 2009, at a 9% annual rate.

-

Class I, for a face value of US$ 349.2 million maturing in July 2010, at a 8.125% annual rate.

-

Class J, for a face value of US$ 75.7 million, maturing in October 2003, accruing interest at three month LIBOR per annum, plus 3.75%.

-

Class K, for a face value of US$ 286.3 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4%.

-

Class L, for a face value of US$ 55.6 million, maturing in October 2003, accruing interest at three month LIBOR per annum, plus 4%.

-

Class M, for a face value of US$ 181.8 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4.75%.

-

Class N, for a face value of USD 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of face value – settled on the same day of issuance, January 24,2003, and the remaining due in June 2011, accruing interest at six-month LIBOR plus 1%.

-

Class O, for a face value of USD 15,3 million, with due in March 2004, accruing interest at 7.5%.

-

Class P, for a face value of USD 3.6 million, with due in March 2004, accruing interest at 8.5%.

-

Class Q, for a face value of US$ 3.98 million, with two principal amortization installments: the first equivalent to 10% of the face value settled on the same day of issuance, April 25, 2003, and the remainder in April 2008, at an interest rate of 5.625%.  As of September 30, 2003, the Company is carrying US$ 760,000 of such issue in its own portfolio.

b) US$1.2 billion program

As of September 30, 2003, under the medium-term Global Program which date for the issuance of new notes expired in June 1998, the following classes of general unsecured notes were outstanding, ranking pari passu in right of payment with all other unsecured and unsubordinated obligations of the Company:

-  Fourth Series, for US$ 22.8 million, payable in a single installment in January 2004, at a 9% fixed annual rate.

-  Sixth Series, for US$ 32.6 million, payable in a single installment in July 2007, at a 8.125% fixed annual rate.

The proceeds from all issuances, were used to refinance liabilities, increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances, are disclosed net of the issuance discounts to be accrued. The deferred cost for such issuances are included in Prepaid expenses and interests within “Other receivables” account.

III. Cross default covenants

Class F, G, H, I, N, O, P and Q notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Class J, K, L and M notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least the majority of the respective outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 15 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities.

Class C notes issued under the US$2.5 billion program, as well as certain loan agreements, include cross default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any debt of the Company is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Petrobras Energía’s shareholders’ equity in relative terms, upon those maturities.

The remaining outstanding amount of the Fourth and Sixth Series and Class B notes does not include cross default covenants, as unanimously decided by the special meetings held by the noteholders of those series on July 10, 2002.

IV. Covenants

In relation to the issuance of Class J, K, L and M notes and medium-term credit instruments (“the refinanced financial debt”), while some portion of the debt remains unpaid, the Company shall be subject to the compliance with a series of restrictions and obligations, which include, among others, the following:

i)

Restrictions on liens: Pecom shall not create, except for limited number exceptions, any lien upon the whole or any part of its assets and its current or future income, including any right to earn income, unless it grants identical security interests to the refinanced financial debt.

ii)

Restrictions on the payment of dividends: Pecom shall not distribute cash dividends prior to December 31, 2004, in cash exceeding U$S 650,000. As an exception, Petrobras Energía could make a sole payment of extraordinary dividends to its shareholders up to US$ 19 million, based on whether Petrobras Participaciones allocates its share of distributed dividends to settle Petrobras Participaciones's payable to Petrobras Energía. On July 8, 2003, Special and Regular Shareholder’s meeting approved the payment of an extraordinary cash dividend for an amount equivalent in pesos to the above mentioned amount. After this date, the aggregate amount paid shall not exceed 50% of the “excess cash” (cash provided by operating activities less aggregate capital expenditures allowed, up to the amount of actual capital expenditures, less financial debt repaid) for the immediately preceding fiscal year, less the extraordinary dividends paid.

iii)

Restrictions on capital expenditures: Pecom shall not make any capital expenditure, including the amount of debt incurred in relation thereto, in excess of US$ 425 million in 2003, US$ 450 million in 2004, US$ 425 million in 2005 and US$ 475 million in 2006 and 2007.  These limits shall be increased by: (i) proceeds from the sale of capital assets, (ii) 50% of the excess cash for the prior fiscal year, (iii) contributed capital for capital increases, subordinated debt and project finance, and (iv) 50% of contributed capital for new debt issuance.  Otherwise, the aggregate dividends paid shall decrease the limit of capital expenditures.

iv)

Restrictions on the incurrence of financial debt: Pecom shall not incur any financial debt as long as, after the estimation thereof, the ratio of: (A) consolidated financial debt, and (B) consolidated EBITDA (defined as gross profit less administrative, selling and exploration expenses, plus depreciation and amortization, dividends and advisory services collected) exceeds 3.5.  The referred restriction shall be not applicable to subordinated debt, debt resulting from the investment project finance and that incurred to settle the existing debt.

v)

Restrictions on the ratio of consolidated financial debt (excluding subordinated debt) and consolidated EBITDA: the ratio of both shall not be greater than 4.5 in 2003, 3.5 in 2004 and 3 as from 2005 through 2007.  For interim periods, the restriction will be weighted considering the period of four consecutive quarters prior to the end of the quarter.

vi)

Restrictions on the ratio of EBITDA to Interest: the ratio between both shall not be lower than 2.25 in 2002, 2.75 in 2003 and 3 as from 2004 through 2007.  For interim periods, the restriction will be weighted considering a period of four consecutive quarters prior to the end of the quarter.

vii)

Restrictions on the maturity date of the financial debt: at any time, the short-term financial debt shall not exceed an amount equal to US$ 650 million.

viii)

Export obligation: the exports – to - total principal services (principal repayments, plus accrued interest) ratio and the export collections - to – total principal services ratio for Series J and K shall be higher than 1.25 and 1.1, respectively.

ix)

Mandatory financial debt redemption: Within a term that shall not exceed 120 days as from fiscal year-end, the Company shall mandatorily redeem on a prorata basis a portion of the refinanced financial debt of up to 50% of the excess cash during such fiscal year.  Likewise, proceeds from the sale of assets, excluding those that constitute the business purpose, not reinvested within 360 days, and the 50% of the derivatives income of new debt, shall be used to prepay the refinanced financial debt.

V. Financing of the Genelba Electric Power Generation Plant

The investment was financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. They may be settled in advance at any time, at Petrobras Energía’s discretion, and the remainder with the use of cash inflows. The loans may be prepaid at any time at Petrobras Energía’s option. As of September 30, 2003, the amounts outstanding  from the financing of the plant were US$ 59 million, of which US$ 22 million is related to a contract which contains restrictive covenants, including restriction on selling or leasing more than 40% of the plant during the year in which the debt is outstanding.

VI. Loan from International Finance Corporation (“IFC”) to Innova S.A. (“Innova”)

In October 1999, Innova executed a long-term loan agreement for US$80 million comprising tranches A and B of US$20 million and US$60 million, respectively. Amortization of principal will be as from June 2002, in 16 and 12 semiannually installments for tranches A and B, respectively. The originally applicable interest rate is LIBOR plus 3.25%.

The loan was secured by a mortgage on certain real property owned by Innova. In addition, unless certain conditions indicated in the loan agreement occur, Petrobras Energía guarantees its timely payment.

The IFC financing was completed by issuing preferred stock in the amount of US$5 million, fully paid-in during December 1999.

Certain covenants in the agreement prescribe restrictions in relation to dividends, investments in property, plant and equipment, restrictions upon the transfer, sale or rental of an important part of the assets, incurring long-term debt and providing mortgages. In addition, Petrobras Energía directly or through its subsidiaries, is committed to retain a 51% participating interest in Innova’s common stock.

The funds provided by the IFC were used to construct styrene and polystyrene plants in the Brazilian State of Rio Grande do Sul.

VII. Payable for purchase of 10% interest of Distrilec

In June 1999, the Company, through its subsidiary Petrobras Bolivia International S.A., or PBI, acquired a 10% interest in Distrilec for an amount of US$ 101 million.  The related payment was documented through a promissory note issued by PBI and secured by Petrobras Energía for the benefit of Entergy, with a maturity date in June 2002, at a 7% annual fixed rate. The note was later transferred to a financial trust located in Argentina through a securitized transaction, whereby bonds denominated in US dollars were issued and placed among Argentine investors.

Upon the promissory note maturity date, the Company and holders of trust certificates represented contrary interpretations with respect to the application to that debt of measures related to the translation into pesos (dedollarization) of payable obligations stated in foreign currencies issued under the Public Emergency and Foreign Exchange System Reform Law. At the request of the trustee, the Company started a mediation process to reach an agreement that documents the debt payment. This agreement expired without fulfilling its terms and conditions.

In November 2002, PBI irrevocably transfered all its rights and duties by virtue of the promissory note issuance to Petrobras Energía. Afterwards, on January 8, 2003, Petrobras Energía launched a Class “N” corporate bonds swap offer for a face value amounting up to US$ 101 million maturing in 2011, for all and each of the debt securities, stating that such offer was not a waiver or release from any of the Company’s rights in favor of the conversion of the abovementioned promissory note in Argentine pesos, or an acknowledgement or acceptance of any claim against such conversion.

Petrobras Energía has received and accepted offers from debt security holders equivalent to 96.0594% of their outstanding face value. To offset this, and according to the conditions of the swap offer, the Company issued class “N” corporate bonds amounting to a face value of US$ 97 million. Given that the terms and conditions of the new debt instruments differ substantially form the original as regards both maturity and financial expense, upon refinancing, the Company recognized a new liability that has been measured in accounts on the basis of the best estimate of the discounted value of total amount payable.   On such a basis, the original liability was reduced to US$ 77 million, giving rise to a gain of 34.

On April 16, 2003, the Company launched an offer to exchange every and all trust debt securities that had not been entered into the previous exchange for Class Q Corporate Bonds for an aggregate face value of up to US$ 4 million and maturing in 2008. Due to the offers received, the Company made Class Q for a face value of US$ 3.98 million.

As of September 30, 2003, the Company offset the receivable resulting from its trust debt-securities against the payable resulting from the promissory note issued by PBI, which amounted to about US$ 100.24 million, considering that it has the financial capacity to settle it in full.

VIII. Dedollarized loans

 Under Decree No. 214/02 and related regulations issued pursuant to the Public Emergency and Foreign-Exchange System Reform Law, which ordered the switch into pesos of any obligations to provide sums of money expressed in US dollars or other foreign currencies, financial loans granted to the Company for original principal amounts totaling about US$ 45 million were re-denominated into Argentine pesos.

Regarding an original principal of US$ 13 million, the Company paid 20, which was provisionally used by the parties to pay the loan. The referred payment should be final and will settle the payable, unless a regulation was issued before December 2004 setting forth that this payable should be paid in its original currency.

In March 2003, the Company settled a loan, whose original principal was US$ 17 million, by paying an amount of 25.  Under the terms of the agreement reached, the original principal was switched into pesos and subsequently adjusted by applying the CER (benchmark stabilization coefficient) and interest on the resulting amount was calculated at 8% per annum.  The amount thus obtained was subject to a discount mutually agreed by the parties.

Regarding an original principal of US$ 15 million, on the date of the related loan agreement expiration date, the Company paid principal denominated in pesos plus accrued interest. Such payment was accepted on account of the total amount claimed by the creditor, based on the fact that such loan agreement was actually a financial transaction excluded from the treatment set forth by Executive Order No. 214/02, which was rejected by the Company. As of the date of issuance of these financial statements, the Company is in negotiations over the rest of the amount switched into pesos. Although the final outcome of such negotiations is uncertain, the Company’s Management and its Legal Advisors are of the opinion that the Company has solid grounds, based on a reasonable interpretation of applicable legislation and regulations, to uphold that the payments that were made constitute full settlement and that the resolution of the issue should not have a significant effect on the Company’s financial statements.

IX. Edesur Indebtedness

Certain loan agreements entered into by Edesur S.A. contain “cross-default” covenants, whereby creditor banks are entitled to declare all amounts owed to be due and payable if any debt item is not paid when due and the outstanding past due amounts exceed the respective stipulations in the agreements.

Some of the abovementioned agreements include “cross-acceleration” covenants, whereby the creditor banks are entitled to declare all amounts owed to be due and payable in the event of Edesur S.A. being subject to the acceleration of any other debt in circumstances provided for in such agreements.

As of the date of issuance of these financial statements, the Company is negotiating with creditor banks the refinancing and/or the manner of repayment of certain past due loans.  Based on the results of other refinancings obtained by Edesur S.A. during 2002, such company’s financial statements have been prepared assuming that it will reach agreements with its creditors allowing it to avoid the default situations mentioned above. This assumption remained unchanged for the proportional consolidation of Distrilec S.A.

X. Long-term debt detail and financial income (expense)

In July 2003, Petrobras Energía Venezuela S.A., a wholly-owned subsidiary of Petrobras Energía, executed loan agreements in the amount of US$ 105 million with the International Finance Corporation.

The financing facility consists in loans with terms of up to nine years to be used in the investment plan for developing the Company`s oil reserves in Venezuela.  It is expected that most of these loans will be disbursed during the current year.

Detail of long-term and financial results

Long-term debt as of September 30, 2003, are made up as follows:

(1)

See Note 22.

(2)

The Company reclassified as noncurrent the corporate bonds maturing in October 2003 (Classes J and L) at a value equal to the new debt issuance (see Note 22), reflecting the Company’s intention and ability to refinance its liabilities.

The maturities of long-term debt as of  September 30, 2003, are as follows:

Financial income (expense) and holding gains (losses) which includes the financial cost of debt, are as follows:

13. Income tax and deferred tax

The Company’s provision for income taxes was comprised of the following:

The reconciliation of tax provision at the statutory rate to the tax provision, (before taxes) and the minority interest in the subsidiary’s earnings (losses), is as follows:

14.  Contingencies and environmental matters

a)

Petrobras Energía  Stamp Tax Contingency

In previuos years, Petrobras Energía received inquiries from some Argentine Provinces with the purpose of imposing stamp tax on instruments which, under effective legislation, are not subject to such tax. These actions are the consequence of a decision of the Supreme Court of the Province of Neuquén dated October 2, 1996 (in the case SOLBA vs. the Province of Neuquén) to the effect that an agreement that could be inferred from correspondence exchanged between the parties that did not meet the taxability requirements provided in the related Tax Code was, however, indeed subject to stamp tax. The Federal Supreme Court rejected the case on the basis of Section 280 of the Code of Procedures (considering there was no Federal issue involved or that the issue did not merit its attention).

In March and April 2001, the Federal Supreme Court changed its view and accepted its jurisdiction to hear the declaratory judgement filed by TGS, as drescribed in c) below whereby TGS expects the requests made by the Province of Santa Cruz and Río Negro to apply stamp tax on the agreements reached by mail and other acts related to the privatization process, to be considered illegitimate and contrary to the Argentine Constitution.

In July 2003, by virtue of the decision on the case “Banco Río de la Plata S.A. vs. Province of La Pampa”, the Argentine Supreme Court of Justice reasserted the instrumentation requirement established by the Federal Revenue Sharing Law in connection with the performance of acts, agreements and transactions levied by stamp tax.

b)

Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Petrobras Participaciones´s management believes that its current operations are in material compliance with applicable environmental requirements, as these are currently interpreted and enforced, including sanitation commitments assumed.  Petrobras Participaciones and its subsidiaries have not incurred any material pollution liabilities as a result of their operations to date.  Petrobras Participaciones undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on such new projects have not had material adverse impact on Petrobras Participaciones’s business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

The Company’s management has produced policies, objectives and procedures relating to environmental care and control.  Through its policies, the Company assumed the commitment to ensure product and service quality preserving the environment in which it operates, the safety and health of its personnel, contractor, and neighboring communities.  Management believes that this policy is an integral part of its business and, therefore, it forms the framework within which each business area sets its annual objectives in this regard.  This policy ratifies the commitment to meeting the applicable laws and implementing environmental management, quality, security, and occupational health systems.

The Company has been a pioneer in environmental practices certification (ISO 14001) both in Argentina and in the oil industry worldwide. All activities controlled or operated by Petrobras Energía, both in Argentina and abroad, have been awarded the ISO 14001 certification. Since 1993, the Company was granted for over 80 certifications: 41 in Environment (ISO 14001), 23 in Quality (ISO 9001), and 21 in Safety & Occupational Health (OHSAS 18001/IRAM 3800).

Within the framework of the permanent improvement of its environmental policies and practices, the Company has retained an international consulting firm to conduct an environmental audit to review the environmental impact of the Company's transactions in light of effective laws, future requirements and, if no local regulations are available, of the strictest quality standards and modern international practices on this issue. The conclusions of the environmental audit are expected for the second quarter of 2003.  On the basis of such conclusions, the Company will implement the pertinent correction and remedial measures.  The ensuing costs and investments, although not known as of the date of these financial statements, could have a significant effect on the Company’s income and financial position.

c)

TGS stamp tax

TGS has received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Río Negro, Santa Cruz and La Pampa, for an approximate amount of 813 (including interests and penalties), with the purpose of collecting stamp tax that, according to tax authorities, would be applicable to the Share-Transfer Agreement executed in the privatization of Gas del Estado (GdE) and the transportation services offers from TGS to its customers.

TGS filed declarative actions with the Federal Supreme Court, seeking that such court issue its opinion about the legitimacy of provincial claims and requiring that provinces be ordered to refrain from conducting any actions intended to collect the tax claimed until the Federal Supreme Court decides on the merits of the case. In all the cases, the Federal Supreme Court granted the precautionary measures requested by TGS.

TGS’s management considers that agreements predating takeover date were not subject to provincial stamp tax as the parties to the agreement were stamp tax exempt. Furthermore, TGS’s management believes that even if the agreements executed before takeover date had been subject to stamp tax, under the terms of the Transfer Agreement such tax should be borne by GdE or the Argentine government.  As regards the remaining assessments, TGS’s management is of the opinion that offers to render transportation services are not subject to the tax in question.  TGS believes that, should it be determined that such offers are taxable, this should be considered a change in interpretation of tax law and, its impact should be reflected in the tariff according to regulations on the subject. Ente Nacional Regulador del Gas (ENARGAS, the federal gas regulatory agency) believes that the claims for stamp tax lack merit because it considers the tax unlawful.

d)

Fixed charges for connection with Transener

The ENRE authorized, by Resolution No. 1650/98, an increase in the connection charge, in full compliance with effective rules and regulations.  Many generation companies filed administrative appeals before the Energy Department seeking that such increase be reversed; the Energy Department rejected such appeals.  Only Central Térmica Güemes S.A. filed an appeal directly with the Federal Administrative-Contentious Court of Appeals, which decided in favor of the request. Transener and the ENRE filed an extraordinary appeal before the Supreme Court of Justice of the Nation.  On June 27, 2003, the appellate court allowed the appeal before the Supreme Court.  The case was referred to the Supreme Court and is pending resolution.

e)

Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of September 30, 2003, which are not disclosed in the remaining notes, amount to 56.

In addition, as of December 31, 2002, the Company had the following contractual commitments:

	Total Units	Until

Purchase Commitments
Ship or pay agreement with OCP (in bbls/ day)	80,000	2018
Long –term service agreement (in millions of USD)	29	2006
Gas transportation agreement with TGS (in MMm3)	13,072	2014
Ethylene (in thousands of tons)	367	2015
Benzene (in thousands of tons)	1,015	2015

Sales commitments
Natural gas (in MMm3)	17,827	2019
Crude oil (in millions of barrels)	5	2003
Styrene (in thousands of tons)	52	2004
Electric power (in MWh)	329,115	2003

f)

Reserves for contingencies

The movements of reserves for contingencies were as follows:

a)

See Note 9.VI and 10.

b)

See Note 10.

15.  Contribution, benefit pension and stock option plans of Petrobras Energía

a)  Contribution and benefit pension plans

•

Defined contribution plan:

The Company sponsors a defined contribution plan that applies to all employees of Petrobras Energía  with salaries above a specified level. Through this plan, the Company matches contributions by employees which are in excess of legally required amounts. Such contributions are charged to expenses in the year they are paid. Due to the significant changes in the Argentine economic scenario and the uncertainties posed by the Argentine economic conditions, as from January 2002, Petrobras Energía has suspended, at the moment, this benefit. Such benefit will be reestablished as soon as there is a social security savings means considered adequate to such end.

•

Defined benefit pension plan:

All employees of the Company, that take part without interruption in the defined contribution plan, that have joined the Company prior to May 31, 1995, and that qualify subject to certain years of service, are participants in this plan. The employee benefit is based on the last computable salary and years of service of the employee.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee from the three plans equals the one stipulated in the plan. Once retired, the employees are entitled to a fixed monthly payment.

The plan calls for a contribution to a fund exclusively by the Company and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. Assets of the fund were contributed to a trust and they are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits.  The Bank of New York is the trustee and Watson Wyatt is the managing agent. The Company determines the liability related to this plan by applying actuarial calculation methods.  As of June 30, 2003, the most relevant actuarial information on the defined-benefits pension plan is as follows:

According to its By-laws, the Company contributes to the fund through a contribution proposed to the Shareholders' meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year. During the periods ended September 30, 2003 and 2002, the Board of Directors did not make use of this power.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, the Company will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

During the last quarter of 2002, Petrobras Energía admitted the advanced collection of this plan by benefiaries should they expressly state so. All the individuals that exercised the abovementioned option before February 13, 2003, have lost their rights to collect their retirement supplement, thus they are no longer plan beneficiaries.

b)  Stock option plan

The Board of Directors of Petrobras Energía approved the application of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Petrobras Energía approved the Plans for year 2001 (“2001 Plan”) and for year 2000 (“2000 Plan”), focused on senior officers of Petrobras Energía. Both plans consist in granting the right to exercise certain options to receive Petrobras Participaciones shares or the cash equivalent at market, as described below:

2001 Plan

i.

5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of September 30, 2003 the excercised options amount 326 thousands of Argentine pesos.

*

i.

596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”).

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007, from the dates mentioned above.

2000 Plan

i.

3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003. As of September 30, 2003 the excercised options amount 566 thousands of Argentine pesos.

ii.

352,347 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from May 29, 2004 (“full value”).

Beneficiaries of this plan will be entitled to exercise their rights until May 29, 2006, from the dates mentioned above.

The cost of such benefit is allocated on proportional basis to each year within the exercise years and adjusted in accordance with the listed price of the share. Accordingly 3 was charged to operating expenses in for period ended September 30, 2003.

16. Capital stock and restrictions on unappropriated retained earnings

As of September 30, 2003 the Company's capital stock totaled 2,132 fully subscribed, issued, paid-in and registered.

Changes in capital stock in the last three fiscal years:

	December, 31
	2002	2001	2000

Common stock – face value $	1	1	1

Class A: 5 votes per share	-	628	628
Class B: 1 vote per share	2,132	1,504	1,504
	2,132	2,132	2,132

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

According to the terms and conditions of the share swap offer mentioned in note above, class "A" shares would be automatically converted into class "B" shares in case they were transferred to third parties unrelated to the original holders of such shares. Based on the change in the interest control described in Note 20, on October 17, 2002, the BCBA (Buenos Aires Stock Exchange) authorized the conversion of class "A" common shares into the same number of class "B" common shares and their admission into the listing system. In addition, the CNV approved their public offer.

According to Law No. 19,550 and its amendments, 5% of net income for the year must be appropriated to the legal reserve until such reserve reaches 20% of capital stock. As a result of the decrease of 37 to the legal reserve, approved by the General Shareholders’ Meeting held on April 4, 2003, the Company cannot distribute dividends until it’s restatement.

The financial agreements signed upon the overall refinancing of Petrobras Energía's financial payable limit the subsidiary's dividend payment in cash.

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment.  For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

On January 25, 2000, the Company completed the exchange offer of its new Class B shares for shares of Petrobras Energía common stock, thereby increasing its interest in Petrobras Energía to 98.21% from 28.92%.

For each Petrobras Energía share contributed, 2.7854 Petrobras Participaciones new Class B shares were issued. Then, the Company received 540,029,435 Petrobras Energía shares (41,741 Class A and 539,987,694 Class B) in exchange for 1,504,197,988 new Class B shares of the Company issued for a face value of 1,504 recognizing an additional paid-in capital of 264. Such exchange ratio assures an interest in the capital stock of the Company equivalent to the interest in the capital stock of Petrobras Energía before performing such contribution.

17. Other receivables, other liabilities, other operating income, and other expenses, net.

 (1)

In December 2001, the Company, through its subsidiaries Petrobras Energía Venezuela S.A. and Corod Producción S.A., assigned to an international lending institution a part of the capital fees (related to investments made by such companies) to be collected from PDVSA, as provided by the Oritupano Leona Consortium Service Agreement (see Note 6), in the amount of US$ 120 million. Capital fees assigned are settled by PDVSA in twelve quarterly, equal, and consecutive installments starting February 2002. This transaction was made, net of the discount made at LIBOR plus 2.75%. In order to guarantee the lending institution that PDVSA will meet the obligations under this agreement, the Company assigned an additional part of the capital fees to be collected from PDVSA in the amount of US$ 10 million. Should PDVSA not settle any amount payable on this account by the due-date, exclusively in the event that such noncompliance stems from any commercial challenge or claim that such company may have with respect to billings for investments made, the Company may choose to assign the lending institution additional capital fees in an amount equivalent to that challenged, or else it may settle the payable in cash. This assignment does not release Consortium members from the obligations under the previously mentioned service agreement.

8. Balances and transactions with related companies

The outstanding balances from transactions with the same company group are as follows:

The principal transactions with affiliates for the periods ended September 30, 2003 and 2002, were as follows:

19. Business segment and geographic consolidated information

Petrobras Participaciones's business is mainly concentrated in the energy sector, especially through its activities in oil and gas exploration and production, hydrocarbons marketing and transportation, refining, petrochemicals and electricity.

The Oil and Gas Exploration and Production segment is composed of Petrobras Energía’s directly held oil and gas operations and the operations of some of its subsidiaries and affiliates.

The Refining segment includes Petrobras Energía’s operations in Refinería San Lorenzo, and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

The Petrochemical segment includes Petrobras Energía’s operations in PASA, and its interests in Innova S.A. and Petroquímica Cuyo S.A.

The Hydrocarbons Marketing and Transportation segment includes Petrobras Energía´s operations of hydrocarbons trading and liquids processing and its interest in Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

The Electricity segment includes Petrobras Energía´s operations in the Genelba plant and Pichi Picún Leufú Hydroelectric Complex, and its interest in Conuar S.A. (See Note 9.V.b), Edesur S.A., Transener S.A., Enecor S.A., Yacylec S.A. and Hidroneuquén S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations – including  mining, farming, and forestry and related activities and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these financial statements. The transfer prices of inter-segment transactions are the respective market prices. The transfer prices of inter-segment transactions are the respective market prices.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by Petrobras Participaciones's management:

| | September 30, 2003 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Oil and Gas Exploration and Production | Refining | Petrochemical | Hydrocarbons Marketing and Transportation | Electricity | Corporate, Other Discontinued Investments and Eliminations | Total |
| **Statement of income** | | | | | | | |
| Net sales | | | | | | | |
| To third parties | 1,295 | 888 | 926 | 40 | 509 | 2 | 3,660 |
| Transfer to other operations | 704 | 52 | - | 4 | 8 | (768) | - |
| | 1,999 | 940 | 926 | 44 | 517 | (766) | 3,660 |
| Cost of sales | (1,046) | (827) | (702) | (39) | (390) | 735 | (2,269) |
| Gross profit | 953 | 113 | 224 | 5 | 127 | (31) | 1,391 |
| Administrative and selling expenses | (133) | (42) | (81) | (2) | (55) | (76) | (389) |
| Exploration expenses | (19) | - | - | - | - | - | (19) |
| Other exploitation income (expense), net | 13 | (6) | (3) | 8 | 10 | (52) | (30) |
| Exploitation income (loss) | 814 | 65 | 140 | 11 | 82 | (159) | 953 |
| Equity earnings of affiliates | 10 | 13 | 14 | 79 | 57 | - | 173 |
| Other income | (543) | (2) | (33) | (1) | (7) | (16) | (602) |
| Net income (loss) | 281 | 76 | 121 | 89 | 132 | (175) | 524 |

| | September 30, 2002 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Oil and Gas Exploration and Production | Refining | Petrochemical | Hydrocarbons Marketing and Transportation | Electricity | Corporate, Other Discontinued Investments and Eliminations | Total |
| **Statement of income** | | | | | | | |
| Net sales | | | | | | | |
| To third parties | 1,563 | 677 | 904 | 12 | 607 | 92 | 3,855 |
| Transfer to other operations | 593 | 51 | - | - | 8 | (652) | - |
| | 2,156 | 728 | 904 | 12 | 615 | (560) | 3,855 |
| Cost of sales | (1,216) | (701) | (634) | (8) | (481) | 579 | (2,461) |
| Gross profit | 940 | 27 | 270 | 4 | 134 | 19 | 1,394 |
| Administrative and selling expenses | (161) | (36) | (88) | (2) | (75) | (87) | (449) |
| Exploration expenses | (33) | - | - | - | - | - | (33) |
| Other exploitation income (expense), net | (23) | (9) | 9 | 11 | 13 | (25) | (24) |
| Exploitation income (loss) | 723 | (18) | 191 | 13 | 72 | (93) | 888 |
| Equity earnings of affiliates | 5 | 10 | (7) | (494) | (199) | 59 | (626) |
| Other income | 835 | 208 | 214 | 11 | 279 | (3,291) | (1,744) |
| Net (loss) income | 1,563 | 200 | 398 | (470) | 152 | (3,325) | (1,482) |

The following information shows total assets and net sales by geographic area.

20.  Argentine’s economic situation

Argentina is under a serious economic situation that is mainly characterized by the high foreign debt level, a financial system in crisis, a country risk that reached unprecedented international levels and an economic recession. This situation has generated a major fall in product and service demand, a significant increase in unemployment levels, and has hampered the Argentine Government’s ability to meet its obligations thus declaring the default on public debt services at the end of 2001.

In order to address the crisis in which Argentina is enmeshed by, since December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions subject, in some cases, to the previous authorization of the Central Bank of Argentina (“BCRA”).

 The obligation was established to deposit with Argentine banks foreign currency arising from exports, as long as no prior exemption mechanisms were in place. In this regard, Executive Decree No. 1,589/89 establishes that producers with free availability of crude oil, natural gas and/or liquefied gases under the terms of Law No. 17,319 and supplementary executive orders, and produces who agree so in the future, shall have the free availability of the percentage of funds established by the bids and/or renegotiations, or provided in the respective agreements, in which case they shall not be required to pay and settle the funds related to that percentage.  In all cases, the freely available maximum percentage of funds shall not exceed 70% of each transaction. No assurance can be given whether the government will not amend the above mentioned system in the future.

Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date which resulted in a significant devaluation of the peso with the ensuing rise in domestic prices.

The government measures included the switch into pesos of certain assets and liabilities denominated in foreign currency and held in Argentina and the rescheduling of bank deposits, subsequently enabling the option to convert deposits into ten-year bonds in US dollars, or three- or five-year bonds in pesos, of fixed-term bills; the issuance of Federal Treasury bonds to compensate the losses resulting from the asymmetrical switch into pesos of the receivables and payables mentioned above; the switch into pesos of all private agreements executed before January 6, 2002, at the exchange rate of US$ 1 = ARS 1 and their subsequent indexation by the CER; the de-dollarization and elimination of indexation on public utility service rates, with rates remaining set at the exchange rate of US$ 1 = ARS 1; and imposing duties on the export of oil and gas and their derivatives.

On March 5, 2003, the Supreme Court declared that the conversion of deposits denominated in U.S. dollars into Argentine pesos was not constitutional. The Supreme Court authorized the claim of the Province of San Luis to redollarize its deposits. Although this decision does not generalize the redollarization, it constitutes an important background for the remaining bank deposits converted into pesos, regarding the treatment of the rest of the actions initiated in connection with de-dollarized bank deposits.

Since 2002, the Argentine federal government has implemented several measures relaxing controls and restrictions on economic activity and fostering the gradual normalization of the foreign exchange market and commercial and financial flows. In this respect the measures included lifting the restrictions on demand deposits, relaxing restrictions on principal and interest payments to foreign creditors, increased latitude in the payment terms for capital goods exports and imports,  easier access to foreign exchange markets by entities and individuals, and authorization for authorized foreign-exchange dealers to channel remittances abroad of earnings and dividends from fiscal years closed and with financial statements certified by external auditors.

On September 22, 2003, the Argentine government submitted to the bondholders a rescheduling  plan related to Argentine bonds in default.  By virtue of such plan, the Argentine bonds issued prior to December 31, 2001, would be eligible (“eligible debt”) for the proposed swap of bonds, maintaining a strict equity principle among all types and classes of creditors.  The interest past due as from the default  that took place in early 2002 would not be paid and the debt  principal would be reduced by 75%.  Negotiations are likely to be complicated as a result of the large number of creditors holding over 100 different bonds denominated in different currencies.  The government’s main objective is to restore the solvency by improving the debt to GDP and debt service to tax revenues ratios in order to establish a new debt profile consistent with the Argentine payment ability.

These financial statements comprise the effects deriving from the new political, economic and foreign exchange regulations known as of their date of issuance. All the Company’s Management estimations have been made considering such policies. The impact deriving from the additional measures to be implemented by Government and from putting those previously adopted in practice shall be booked once the Company’s Management becomes aware of them.

21.  Controlling Group

On October 17, 2002, Petrobras Participacoes, S.L., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”), acquired 58.6% of Petrobras Participaciones’s capital stock from the Perez Companc Family and Fundación Perez Companc.  Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

22.   Subsequent events

On October 31, 2003, Petrobras Energía issued Class “R” medium-term notes, as established in the Global Program described in Note 12. II.a), with a face value of US$ 100 million, maturing in October 2013, at a  9.375% annual rate.

The funds of this issuance are intended for the refinancing of financial liabilities.

23.  Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a)

Property, plant and equipment.

b)

Costs of sales.

c)

Foreign currency assets and liabilities.

d)

Consolidated detail of expenses incurred and depreciation.

e)

Information about ownership in subsidiaries and affiliates.

f)

Oil and gas areas and participation in joint ventures.

g)

Combined joint ventures and consortia assets, liabilities and results.

a)

 Property, plant and equipment as of September 30, 2003 and December 31, 2002

(Stated in millions of Argentine Pesos - See Note 2.c)

b) Costs of sales for for nine-month periods ended September 30, 2003 and 2002

(Stated in millions of Argentine Pesos - See Note 2.c)

c)  Foreign currency assets and liabilities as of September  30, 2003 and  December 31, 2002

(Stated in millions of Argentine Pesos - See Note 2.c)

d)  Consolidated detail of expenses incurred and depreciation for  the nine-month periods ended

September 30, 2003 and 2002

 (Stated in millions of Argentine Pesos - See Note 2.c)

e)  Information about ownership in subsidiaries and affiliates as of September 30, 2003

f)  Oil and gas areas and participation in joint ventures as of September 30, 2003

g)  Combined joint ventures and consortia assets and liabilities as of September 30, 2003 and December 31, 2002 and results for the nine-month periods September 30, 2003 and 2002.

(Stated in millions of Argentine Pesos - See Note 2.c)

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